Form 10-K, Exhibit 13
period 1993-12-31
LAWTER INTERNATIONAL INC
filed 1994-03-25
CIK 58091

Exhibit 13

Lawter International, Inc. and Subsidiaries' 1993 Annual Report to Stockholders


Market Price and Quarterly Dividend Statistics for Common Stock


                                    MARKET PRICE              DIVIDENDS
(per share)                  1993             1992        1993     1992
                         High    Low     High    Low
First Quarter         $14 1/8  $12 1/8  $14      $12 1/4  $.10    $.10
Second Quarter         15 1/2   12 5/8   14 7/8   12 1/2   .10     .10
Third Quarter          14 5/8   12 7/8   13 3/8   11 7/8   .10     .10
Fourth Quarter         14 1/2   12 5/8   14 3/8   12 3/4   .10     .10
Total Year                                                $.40    $.40



The common stock of Lawter International, Inc. is traded on the New York Stock Exchange (symbol, LAW). The continuation of dividend payments is expected. The approximate number of holders of record of Lawter's common stock as of March 4, 1994 was 3,600.

General Nature and Scope of Business

Lawter is engaged predominantly in a single industry - specialty chemicals. The primary products produced and marketed by the Company within this industry consist of:(1) printing ink vehicles and slip additives; (2) synthetic and hydrocarbon resins; and (3) fluorescent pigments and coatings, and thermographic compounds. In addition, the Company produces thermographic and rota-matic machines.

Printing ink vehicles are fluid and gelled compositions which provide to lithographic and letterpress printing inks the ability to carry color onto a variety of printing surfaces. They influence printing quality, gloss, drying speed, adhesion, rub resistance and press speed. Slip additives are used in printing inks to provide additional surface slip and rub resistance to the ink film. These products are sold to printing ink manufacturers.

Synthetic and hydrocarbon resins are used in the production of adhesives, liquid printing inks and printing ink vehicles, rubber compounds, paints and various coatings to improve durability, chemical resistance, appearance, adhesion and speed of drying.

Fluorescent pigments and coatings are used in the manufacture of paints, printing inks, paper coatings, plastic products, rubber compounds, textile inks and other products where striking color properties are desired. Such fluorescent products are used for greater visibility in safety marking applications. They are also used in display advertising and in the plastic industry in toys and bottles.

Thermographic machines and compounds are used in the production of thermographic printing, a process which produces raised printing. Rota-matic machines are used to cut, score or perforate paper products. The thermographic printing process and rota-matic machines are used in the manufacture of greeting cards, specialty printing, business cards, stationery and advertising material.

No material part of the business of the Company is dependent upon a single product for any customer or a small group of customers.

Sales by Product Group
(percent of net sales)                          1993    1992    1991
Printing Ink Vehicles and Slip Additives        47.0    49.4    45.7
Synthetic and Hydrocarbon Resins                46.7    44.1    45.0
Other                                            6.3     6.5     9.3

Management's Discussion and Analysis

Liquidity and Capital Resources

Lawter's cash and equivalents, net of short-term borrowings, decreased $7,500,000 from $64,900,000 at December 31, 1992 to $57,400,000 at December 31,
1993. The decrease was due primarily to expenditures for the new U.S. resin facility and the purchase of marketable securities. The Company generally relies upon internally generated funds from operations to satisfy working capital requirements and to fund capital expenditures. However, in certain circumstances, the Company finds it is more advantageous to borrow funds on a short-term basis to satisfy U.S. working capital requirements. Lawter anticipates maintaining a strong liquid position.

In 1993 and 1991, Lawter used external short-term bank financing in connection with the new U.S. manufacturing and research and development facilities. In 1992, the majority of the Company's capital expansion program was financed with internally generated funds. Capital expenditures for 1993 were originally budgeted at $11,000,000. Actual expenditures were approximately seventeen percent higher than budgeted due primarily to various equipment additions and replacements made which were not included in the original budget. Lawter's capital expenditures for 1994 are estimated at $10,000,000. These expenditures include the beginning of a two year project for a new synthetic resin and printing ink vehicle facility in Europe, and completion of the new U.S. resin facility, as well as additions to and modernization of existing facilities elsewhere. The Company currently anticipates using internally generated funds for the majority of these capital expenditures.

Results of Operations

Net Sales. The Company's consolidated net sales increased 3% in 1993 when compared to 1992. Domestic sales volume increased 3% while average selling prices decreased 1%, due primarily to product mix, resulting in a 2% increase in domestic net sales. While European sales volume increased 14%, net reportable European net sales increased 1% as a result of an 11% decrease caused by adverse exchange rate fluctuations and a 1% decrease in average selling prices. Consolidated net sales increased 10% in 1992 when compared to 1991. Sales volume domestically increased 13% of which 4% was attributable to the acquisition of the business of Ampac, Inc. that was effective September 6, 1991. Partially offsetting this increase was a 5% decrease in average selling prices caused primarily by lower sales volume of fluorescent products which have a higher unit selling price. This resulted in a 7% increase in domestic net sales. European net sales increased 17% due to a 14% increase in sales volume and a 4 % increase in average exchange rates, partially offset by a 1% decrease in average selling prices.

Gross Margins. Gross margins as a percent of sales were 25.4%, 30.7% and 31.7% for 1993, 1992 and 1991, respectively. The 1993 gross margin was lower than 1992 due mainly to charges associated with: 1) voluntary waste disposal--$3,405,000;
2) refurbishing and cleaning waste water treatment facilities--$3,145,000; 3) inventory obsolescence--$1,000,000; 4) disputed utility charges--$865,000; and
5) other smaller items--$350,000. There should be no material beneficial or adverse effect on future operations as a result of these charges. The 1992 gross margin was lower than 1991 due mainly to costs associated with closing three manufacturing facilities in the Midwest and integrating these operations into the new U.S. manufacturing facility in Pleasant Prairie, Wisconsin, lower fluorescent sales which have a higher gross margin and slightly higher raw material costs for certain products, offset somewhat by the improved manufacturing efficiencies of the new U.S. facility.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include foreign transaction exchange gains/(losses) of $411,000 in 1993, $(839,000) in 1992 and $(371,000) in 1991. These transaction gains and losses result mainly from the effect of the foreign exchange rate fluctuations on transactions of the foreign subsidiaries that are denominated in currencies other than the subsidiaries' functional currencies. Excluding these transaction gains and losses, selling, general and administrative expenses as a percent of sales were 11.1%, 11.5% and 11.7% in 1993, 1992 and 1991, respectively. The decreased percentage in 1993 when compared to 1992 and 1991 was due primarily to an $840,000 gain on the sale of two properties due to the consolidation of U.S. manufacturing facilities and lower selling and administrative costs, offset somewhat by $400,000 of expenses incurred with the terminated Hach merger and other smaller charges.

Investment Income. Investment income decreased in 1993 when compared to 1992 due primarily to $929,000 in realized gains on the sales of marketable securities offset by a $513,000 write down of marketable securities to market in 1993 versus $775,000 in realized gains on the sales of marketable securities in 1992 along with lower interest rates and decreased funds available for investment in 1993. The decrease in 1992 when compared to 1991 was due primarily to $775,000 in realized gains on the sales of marketable securities in 1992 versus $1,238,000 in realized gains on the sales of marketable securities and a $159,000 write up of marketable securities to cost in 1991 along with lower interest rates, offset somewhat by increased funds available for investment and increased equity earnings from the investment in Hach Company in 1992.

Income Taxes. The effective tax rates for 1993, 1992 and 1991 were 96.6%, 26.1% and 27.2%, respectively. The 1993 tax provision includes an additional U.S. tax provision of $21,600,000 for future repatriation of foreign earnings as more fully described in Note 4 to the consolidated financial statements. Excluding this additional provision, the 1993 effective tax rate would have been 23.3%. This rate was lower than the 1992 rate primarily as a result of lower domestic earnings (caused by the charges mentioned above) which have a higher tax rate and higher foreign earnings with a lower tax rate, partially offset by an increase in the U.S. statutory tax rate. The lower rate in 1992 when compared to 1991 was primarily the result of the lower taxes due to foreign operations.

Cumulative Effect of Change in Accounting for Income Taxes. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 changes the Company's method of accounting for income taxes from the deferred method to the asset and liability method. Under the deferred method, deferred income taxes were recorded at the rate in effect when the deferred income taxes arose, whereas, with the asset and liability method deferred income taxes are required to be recorded at the rate that will be in effect when the deferred income taxes are expected to be paid. Prior years' financial statements have not been restated.

Effects of Inflation. The Company attempts to minimize the effects of inflation on sales and earnings by appropriately increasing selling prices and pursuing ongoing cost control programs and productivity improvements. The effects of inflation were minimized through increased manufacturing efficiencies and cost controls in 1993 and 1992.

Operating Results By Quarters (Unaudited)
(in thousands, except per share figures)

                                    Earnings/(Loss) Before
                                    Cumulative Effect of
                                    Accounting Change       Net Earnings/(Loss)
                           Gross    --------------------    ------------------
1992           Net Sales   Profit   Amount    Per Share     Amount  Per Share
March 31       $ 41,315   $12,966  $ 7,065    $0.16        $ 7,065    $0.16
June 30          40,757    12,399    6,925     0.16          6,925     0.16
September 30     42,988    13,251    6,442     0.15          6,442     0.15
December 31      42,508    12,779    6,583     0.15          6,583     0.15
               $167,568   $51,395  $27,015    $0.62        $27,015    $0.62
1993
March 31        $42,070   $13,299  $ 7,600    $0.17        $11,625(1) $0.26
June 30          42,080    12,839    7,665     0.17          7,665     0.17
September 30     43,625    13,482    7,415     0.17          7,415     0.17
December 31(2)   44,474     4,213  (21,678)   (0.49)       (21,678)   (0.49)
               $172,249   $43,833  $ 1,002    $0.02         $5,027(1) $0.11

(1) Includes $4,025,000 or $.09 per share for cumulative effect of change in accounting for income taxes. See Note 4 to the consolidated financial statements.
(2) Fourth quarter 1993 earnings were reduced primarily by a tax provision for repatriation of foreign earnings - $21,600,000 (See Note 4 to the consolidated financial statements) and other charges as follows: voluntary waste disposal, refurbishing and cleaning waste water treatment facilities, write down of marketable securities to market, inventory obsolescence, certain disputed utility charges, costs incurred with the terminated Hach merger, and other smaller items. The after tax effect of these other charges was $6,400,000.


Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                                1993(1)      1992(1)     1991(1)     1990        1989
Net Sales                                                              $172,249     $167,568    $152,893    $150,005    $136,006
Gross Profit                                                             43,833       51,395      48,396      46,362      38,624
Selling, General and Administrative Expenses                             18,700       20,103      18,254      18,682      16,122
Operating Income                                                         25,133       31,292      30,142      27,680      22,502
Investment Income                                                         4,318        5,271       6,221       4,963       3,929
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                      29,451       36,563      36,363      32,643      26,431
Provision for Income Taxes                                               28,449(6)     9,548       9,893       9,223       6,963
Earnings (Loss) Before Cumulative Effect of Accounting Change             1,002       27,015      26,470      23,420      19,468
Cumulative Effect of Change in Accounting for
  Income Taxes                                                            4,025(5)       ---         ---         ---         ---
Net Earnings (Loss)                                                    $  5,027     $ 27,015    $ 26,470    $ 23,420    $ 19,468
Depreciation and Amortization                                          $  4,291     $  4,179    $  3,900    $  3,521    $  3,550
Cash Provided by Operating Activities                                    23,811       34,440      23,192      34,240      20,388
Cash Dividends                                                           17,909       17,556      14,947      12,582      12,561
Capital Expenditures, net                                                12,940        7,548       8,902       6,198       3,073
Gross Property, Plant and Equipment                                      87,856       78,491      74,022      66,271      57,421
Net Working Capital                                                      84,249       93,079      86,448      82,560      70,200
Total Assets                                                            209,477      187,334     178,218     153,500     133,988
Long-Term Obligations                                                     4,206        4,858       5,238       5,137       5,083
Stockholders' Equity                                                    110,751      126,656     116,688     105,090      87,752
Average Shares Outstanding(2)                                            44,772       43,913      43,318      43,011      42,940
Earnings (Loss) per Share(2):
  Earnings (Loss) Before Cumulative Effect of
    Accounting Change                                                  $    .02     $    .62    $    .61    $    .54    $    .45
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                            .09(5)       ---         ---         ---         ---
  Net Earnings (Loss)                                                       .11          .62         .61         .54         .45
Cash Dividends per Share(2)                                                 .40          .40         .35         .29         .29
Stockholders' Equity per Share(2)                                          2.47         2.88        2.69        2.44        2.04
Cash Dividends to Net Earnings                                           356.3%        65.0%       56.5%       53.7%       64.5%
Net Earnings to Year End Equity                                            4.5%        21.3%       22.7%       22.3%       22.2%

 *  Not applicable due to net loss.
(1) See Management's Discussion and Analysis for analysis of changes between years.
(2) Average shares outstanding and per share amounts are adjusted to reflect the four-for-three stock splits in 1991, 1990 and 1988.
(3) Includes additional tax provision of $14 million for future repatriation of foreign earnings.
(4) Restated to reflect the effects of SFAS No. 95 which was adopted in 1988.
(5) Represents cumulative effect on prior years' earnings of adopting
    SFAS No. 109 which was adopted January 1, 1993. See Note 4 to the consolidated financial statements.
(6) Includes additional tax provision of $21.6 million for future repatriation of foreign earnings. See Note 4 to the consolidated financial statements.

                                       -6-


Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                                1988         1987        1986        1985        1984
Net Sales                                                              $125,818     $112,018    $103,515    $96,769     $98,404
Gross Profit                                                             38,949       34,556      30,332     24,221      30,697
Selling, General and Administrative Expenses                             14,751       11,960      10,631     11,000       9,351
Operating Income                                                         24,198       22,596      19,701     13,221      21,346
Investment Income                                                         3,173        1,952       1,175      1,547       1,978
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                      27,371       24,548      20,876     14,768      23,324
Provision for Income Taxes                                                6,520        7,847       7,931     20,181(3)    8,462
Earnings (Loss) Before Cumulative Effect of Accounting Change            20,851       16,701      12,945     (5,413)     14,862
Cumulative Effect of Change in Accounting for
  Income Taxes                                                              ---          ---         ---        ---         ---
Net Earnings (Loss)                                                    $ 20,851     $ 16,701    $ 12,945    $(5,413)    $14,862
Depreciation and Amortization                                          $  3,410     $  3,193    $  2,908    $ 2,763     $ 2,603
Cash Provided by Operating Activities                                    15,796       22,726(4)   19,701(4)  10,411      17,877
Cash Dividends                                                           12,403        9,820       9,791      9,758       9,621
Capital Expenditures, net                                                 4,524        1,405(4)    1,581(4)   3,179       3,339
Gross Property, Plant and Equipment                                      54,282       49,503      45,560     42,534      37,582
Net Working Capital                                                      62,807       59,719      45,087     37,687      44,168
Total Assets                                                            125,210      109,917      93,392     84,039      77,877
Long-Term Obligations                                                     4,810        4,682       4,738      4,794       4,848
Stockholders' Equity                                                     79,521       69,458      55,191     47,588      58,370
Average Shares Outstanding(2)                                            42,267       41,673      41,444     41,301      41,195
Earnings (Loss) per Share(2):
  Earnings (Loss) Before Cumulative Effect of
    Accounting Change                                                  $    .49     $    .40    $    .31    $  (.13)    $   .36
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                            ---          ---         ---        ---         ---
  Net Earnings (Loss)                                                       .49          .40         .31       (.13)        .36
Cash Dividends per Share(2)                                                 .29          .24         .24        .24         .23
Stockholders' Equity per Share(2)                                          1.88         1.67        1.33       1.15        1.42
Cash Dividends to Net Earnings                                            59.5%        58.8%       75.6%          *       64.7%
Net Earnings to Year End Equity                                           26.2%        24.0%       23.5%          *       25.5%


 *  Not applicable due to net loss.
(1) See Management's Discussion and Analysis of changes between years.
(2) Average shares outstanding and per share amounts are adjusted to reflect the four-for-three stock splits in 1991, 1990 and 1988.
(3) Includes additional tax provision of $14 million for future repatriation of foreign earnings.
(4) Restated to reflect the effects of SFAS No. 95 which was adopted in 1988.
(5) Represents cumulative effect on prior years' earnings of adopting SFAS No. 109 which was adopted January 1, 1993. See Note 4 to the consolidated financial statements.
(6) Includes additional tax provision of $21.6 million for future repatriation of foreign earnings. See Note 4 to the consolidated financial statements.

                                       -7-

Consolidated Balance Sheets
Assets
(in thousands, except share and per share figures)
December 31                                                 1993           1992
Current Assets:
Cash                                                    $  6,701       $  4,811
Time Deposits, Interest Bearing                           70,787         68,092
Marketable Securities (Note 1)                             5,591            430
Accounts Receivable - less allowance for
  possible losses of $319 in 1993 and $632 in 1992        31,317         27,645
Inventories (Note 1)                                      26,253         27,404
Prepaid Expenses                                           1,662          1,161
  Total Current Assets                                   142,311        129,543
Property, Plant and Equipment (Notes 1 and 7):
Land                                                       2,060          2,230
Buildings                                                 19,449         19,831
Machinery and Equipment                                   56,159         53,247
Construction in Progress                                  10,188          3,183
                                                          87,856         78,491
Less Accumulated Depreciation                             43,661         41,904
  Net Property, Plant and Equipment                       44,195         36,587
Equity Investment (Note 6)                                18,077         16,079
Other Assets (Note 1)                                      4,894          5,125
  Total                                                 $209,477       $187,334


Liabilities and Stockholders' Equity
(in thousands, except share and per share figures)
December 31                                                 1993           1992
Current Liabilities:
Accounts Payable and Accrued Expenses (Note 5)          $ 29,822       $ 18,660
Short-Term Borrowings (Note 9)                            20,044          8,011
Income Taxes Payable                                       8,196          8,262
Deferred Income Taxes (Note 4)                               ---          1,531
  Total Current Liabilities                               58,062         36,464
Long-Term Obligations (Note 7)                             4,206          4,858
Deferred Income Taxes (Note 4)                            36,458         19,356
  Total Liabilities                                       98,726         60,678
Stockholders' Equity (Note 3):
Preferred Stock - no par value, authorized 500,000
  shares; none issued                                        ---            ---
Common Stock - $1.00 par value, authorized 120,000,000
  shares; issued 44,811,180 shares                        44,811         44,682
Additional Paid-in Capital                                 6,260          5,394
Retained Earnings (Note 1)                                69,475         82,357
Cumulative Translation Adjustments (Note 1)               (6,456)        (2,837)
Other                                                     (3,339)        (2,940)
  Total Stockholders' Equity                             110,751        126,656
  Total                                                 $209,477       $187,334

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.


Consolidated Statements of Earnings
(in thousands, except per share figures)
Years Ended December 31                                     1993           1992           1991
Net Sales                                               $172,249       $167,568       $152,893
Cost of Products Sold                                    128,416        116,173        104,497
Gross Profit                                              43,833         51,395         48,396
Selling, General and Administrative Expenses              18,700         20,103         18,254
Operating Income                                          25,133         31,292         30,142
Investment Income                                          4,318          5,271          6,221
Earnings Before Income Taxes and Cumulative
  Effect of Accounting Change                             29,451         36,563         36,363
Provision for Income Taxes (Notes 1 and 4)                28,449          9,548          9,893
Earnings Before Cumulative Effect of
  Accounting Change                                        1,002         27,015         26,470
Cumulative Effect of Change in
  Accounting for Income Taxes (Note 4)                     4,025            ---            ---
Net Earnings                                            $  5,027       $ 27,015       $ 26,470
Earnings per Share(Note 1):
  Earnings Before Cumulative Effect of
    Accounting Change                                   $   0.02       $   0.62       $   0.61
  Cumulative Effect of Change in
    Accounting for Income Taxes (Note 4)                    0.09            ---            ---
  Net Earnings                                          $   0.11       $   0.62       $   0.61


The accompanying notes to the consolidated financial statements are an integral part of these statements.



Consolidated Statements of Cash Flows
(in thousands)
Years Ended December 31                                     1993           1992           1991
Cash Flow from Operating Activities:
  Net Earnings                                           $ 5,027        $27,015        $26,470
Adjustments to Reconcile Net Earnings
  to Net Cash Provided by Operating Activities-
  Depreciation and Amortization                            4,291          4,179          3,900
  Deferred Income Taxes                                   17,118          1,153            497
  Undistributed Equity Income                             (1,998)        (2,031)        (1,615)
  Deferred Exchange Gain (Loss)                             (524)           675         (1,488)
  Purchase of Marketable Securities                      (14,214)        (8,434)        (3,156)
  Proceeds from Sales of Marketable Securities             9,469         11,136          4,530
  Net Gain from Marketable Securities                       (416)          (775)        (1,397)
(Increase) Decrease in Current Assets-
  Accounts Receivable                                     (5,145)        (1,527)          (802)
  Inventories                                                184          1,230         (4,926)
  Prepaid Expenses                                          (616)           186             17
Increase (Decrease) in Current Liabilities-
  Accounts Payable and Accrued Expenses                   11,795         (1,943)         1,875
  Income Taxes Payable                                       371          3,564           (677)
  Deferred Income Taxes                                   (1,531)            12            (36)
Net Cash Provided by Operating Activities                 23,811         34,440         23,192
Cash Flow from Investing Activities:
  Expenditures for Property, Plant and Equipment, net    (12,940)        (7,548)        (8,902)
  Purchase of Business, net of cash                          ---            ---         (4,278)
  Loans to Officers                                         (436)        (3,038)           (91)
  Repayment of Officers' Loans                                37            400            114
Net Cash Used for Investing Activities                   (13,339)       (10,186)       (13,157)
Cash Flow from Financing Activities:
  Exercise of Stock Options                                  995          7,264          2,801
  Principal Payments on Long-Term Obligations             (4,656)          (323)           (51)
  Proceeds from Long-Term Borrowings                       4,000            ---             51
  Payment of Short-Term Borrowings                           ---         (2,446)           ---
  Proceeds from Short-Term Borrowings                     12,033            ---         10,457
  Cash Dividends Paid                                    (17,909)       (17,556)       (14,947)
  Purchase of Treasury Stock                                 ---            ---            (17)
Net Cash Used for Financing Activities                    (5,537)       (13,061)        (1,706)
Effect of Exchange Rate Changes on Cash                     (350)          (616)          (821)
Increase in Cash and Equivalents                           4,585         10,577          7,508
Cash and Equivalents, Beginning of Year                   72,903         62,326         54,818
Cash and Equivalents, End of Year                        $77,488        $72,903        $62,326


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                                      -10-


Consolidated Statements of Stockholders' Equity
(in thousands, except per share figures)
                                Common          Additional      Retained        Cumulative      Treasury        Other
Years Ended December 31,        Stock           Paid-in         Earnings        Translation     Stock
1991, 1992 and 1993             $1 Par Value    Capital                         Adjustments
Balance, January 1, 1991        $33,098         $    44         $71,247         $4,011          $(2,985)        $ (325)
Add (deduct):
  Net Earnings                      ---             ---          26,470            ---              ---            ---
  Cash Dividends Declared
    $0.35 per share                 ---             ---         (14,947)           ---              ---            ---
  Exercise of Stock Options         ---           1,502             ---            ---            1,299            ---
  Loans to Officers (Note 3)        ---             ---             ---            ---              ---             23
  Foreign Currency
    Translation Adjustments         ---             ---             ---         (2,731)             ---            ---
  Four-for-Three Stock Split
    in 1991                      11,032          (1,161)         (9,872)           ---              (17)           ---
Balance, December 31, 1991       44,130             385          72,898          1,280           (1,703)          (302)
Add (deduct):
  Net Earnings                      ---             ---          27,015            ---              ---            ---
  Cash Dividends Declared
    $0.40 per share                 ---             ---         (17,556)           ---              ---            ---
  Exercise of Stock Options         552           5,009             ---            ---            1,703            ---
  Loans to Officers (Note 3)        ---             ---             ---            ---              ---         (2,638)
  Foreign Currency
    Translation Adjustments         ---             ---             ---         (4,117)             ---            ---
Balance, December 31, 1992       44,682           5,394          82,357         (2,837)             ---         (2,940)
Add (deduct):
  Net Earnings                      ---             ---           5,027            ---              ---            ---
  Cash Dividends Declared
    $0.40 per share                 ---             ---         (17,909)           ---              ---            ---
  Exercise of Stock Options         129             866             ---            ---              ---            ---
  Loans to Officers (Note 3)        ---             ---             ---            ---              ---           (399)
  Foreign Currency
    Translation Adjustments         ---             ---             ---         (3,619)             ---            ---
Balance, December 31, 1993      $44,811          $6,260         $69,475        $(6,456)         $   ---        $(3,339)

The accompanying notes to the consolidated financial statements are an integral part of these statements.


Notes to the Consolidated Financial Statements

Note 1 - Statement of Accounting Policies

Principles of Consolidation
The consolidated financial statements of the Company include all of its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The equity method is used for any investment where ownership is from 20% to 50%.

Foreign Currency Translation
All assets and liabilities of operations denominated in foreign currencies are translated at the rates of exchange in effect at the close of the year. Revenue and expense accounts are translated at the average exchange rates which were in effect during the year. Translation gains and losses are reported as a separate component of stockholders' equity and are not included in net earnings.

Foreign currency transaction gains and losses continue to be an element in determining net earnings for the period. Foreign currency transaction gains (losses), included in selling, general and administrative expenses, were $411,000 in 1993, $(839,000) in 1992 and $(371,000) in 1991. Revenues and
expenses are also affected by fluctuations of currency rates from year to year. The effect of these rate fluctuations in 1993 when compared to 1992 resulted in an unfavorable impact on operating results in addition to the transaction gains or losses reflected in net earnings. For 1992, the effect of rate changes when compared to 1991 resulted in a favorable impact.

Property
Property, plant and equipment is stated at cost. Depreciation, computed using the straight-line method for financial statement purposes, is provided over the useful lives of the various classes of property, plant and equipment.

Research and Development
Research and development costs ($4,423,000 in 1993, $4,093,000 in 1992 and $3,883,000 in 1991) are charged to expense as incurred.

Earnings per Share
Earnings per share of common stock are computed on the weighted average shares outstanding during the respective years (44,772,000 shares in 1993, 43,913,000 shares in 1992 and 43,318,000 shares in 1991). Net earnings per share would not be materially different from reported earnings per share if all outstanding stock options were exercised.

Inventories
The majority of the Company's domestic inventories are valued at last-in, first-out (LIFO) cost which is not in excess of net realizable value. The Company believes the LIFO method more fairly presents its results of operations by reducing the effect of inflationary cost increases in inventory and thus matches current costs with current revenues. The Company's other inventories aggregating $14,324,000 and $14,448,000 at December 31, 1993 and 1992, respectively, are valued at the lower of first-in, first-out (FIFO) cost or market. The finished goods inventories include the cost of raw materials and manufacturing labor and overhead. Inventories are summarized as follows:

(in thousands)                                  1993         1992
Finished Goods                                  $15,102      $16,993
Raw Materials                                    11,151       10,411
                                                $26,253      $27,404


If the first-in, first-out (FIFO) inventory valuation method had been used for all inventories, they would have been $3,369,000 and $3,166,000 higher than reported at December 31, 1993 and 1992, respectively.

Income Taxes
The Company provides U.S. income taxes on earnings of those foreign subsidiaries which are intended to be remitted to the parent company. In the fourth quarter of 1993, U.S. income taxes were provided on all undistributed earnings of foreign subsidiaries (See Note 4). At December 31, 1992, $58,889,000 of undistributed earnings were considered reinvested indefinitely in foreign subsidiaries.

Investments
Marketable securities are adjusted to fair market value.

Intangible Assets
The excess of cost over equity in net assets of acquisitions is being amortized over periods not exceeding 40 years.

Consolidated Statement of Cash Flows
The Company considers time deposits, which are highly liquid with an original maturity of three months or less, to be cash equivalents for purposes of the consolidated statements of cash flows. The Company paid interest of $925,000 in 1993, $903,000 in 1992 and $750,000 in 1991.

Note 2 - Retirement Plans

The Company has contributory profit sharing plans and a non-contributory money purchase pension plan. The majority of domestic and Canadian employees are covered by one of these plans.

Company contributions to these plans charged to operations were $514,000 in 1993, $516,000 in 1992 and $545,000 in 1991 and are funded on a current basis. There is no past service liability under these plans.

The Company has no material postretirement or postemployment benefit obligations.

Note 3 - Common Stock

Currently, the Company issues common stock when stock options are exercised. At the time of exercise, officers may borrow funds from the Company in order to exercise their stock options. These loans bear interest at the Company's effective rate to borrow and are repayable within eighteen months. The unpaid portion of the options exercised, evidenced by a note, has been deducted from Stockholders' Equity in the accompanying Consolidated Balance Sheets. The par value of the shares issued is credited to the common stock account and the excess of the purchase price over the par value is credited to additional paid-in capital.

Options may be granted at prices not less than the fair market value at the date of grant. Options expire five or ten years from the date of grant and are exercisable one or two years after the date of grant. A summary of changes in the stock options is shown below:

                                           Shares
                           ------------------------------------------
                           Reserved        Granted          Available
Balance,
  January 1, 1992          1,812,997       1,807,697            5,300
  Authorized               2,500,000             ---        2,500,000
  Granted                        ---          64,250          (64,250)
  Exercised               (1,111,682)     (1,111,682)             ---
  Cancelled or expired        (9,491)        (27,178)          17,687
Balance,
  December 31, 1992        3,191,824         733,087        2,458,737
  Granted                        ---         342,050         (342,050)
  Exercised                 (129,642)       (129,642)             ---
  Cancelled or expired        (7,316)        (46,829)          39,513
Balance,
  December 31, 1993        3,054,866         898,666        2,156,200
Exercisable,
  December 31, 1993                          545,366

Additional information under the stock option plans is shown below:

                                                   Option Price
                                           --------------------------
                            Number of      Per
                            Shares         Share           Total
Options outstanding          898,666       $ 6.62 to       $9,545,663
  December 31, 1993                         14.38
Exercised 1992             1,111,682         6.18 to        7,262,981
                                            10.41
Exercised 1993               129,642         6.18 to          994,931
                                            10.69
Became exercisable 1992      416,997         9.29 to        4,337,402
                                            10.69
Became exercisable 1993       12,250        12.38 to          156,719
                                            13.25

Note 4 - Provision for Income Tax

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as required by the Financial Accounting Standards Board which resulted in a benefit of $4,025,000. The adoption of SFAS No. 109 changes the Company's method of accounting for income taxes from the deferred method to the asset and liability method. Prior years' financial statements have not been restated. The effect of adopting SFAS No. 109 on "Earnings Before Cumulative Effect of Accounting Change" in 1993, was a $419,000 charge, which resulted from the increase in the U.S. Federal statutory tax rate from 34% to 35%.

The Company also provided taxes for past undistributed earnings of foreign subsidiaries. The Company had, through the end of 1993, accumulated $70,500,000 of foreign earnings which were deemed permanently reinvested abroad. These earnings have been exempt from local taxes or taxed at rates lower than the U.S. tax rate and no additional tax provision had been required.

At a meeting held on January 7, 1994, the Board of Directors discussed this issue at length and determined that it was now in the best interest of the Company to make these funds available to the U.S. parent for working capital, capital expenditures and potential U.S. acquisitions. As a result, the Company reported an additional charge of $21.6 million for U.S. taxes in 1993. This charge was equivalent to 48 cents per share. The Company is not required to pay these taxes until the funds are actually remitted to the U.S. parent.

The Company's earnings from the manufacturing operation in Waterford, Ireland were tax exempt until 1990 and will have a 10% tax rate through 2010.

The provisions (benefits) for income taxes were as follows:

(in thousands)                   1993        1992        1991
Currently payable:
  United States:
    Federal                      $ 4,976     $5,064      $6,537
    State                            344      1,189         784
  Foreign                          2,103      2,129       2,114
Total Current                      7,423      8,382       9,435
Deferred (principally U.S.):
  Excess of tax over
    book depreciation                300        459         (90)
  Undistributed earnings
    of the equity investment         721        712         589
  Undistributed earnings of
    foreign subsidiaries          21,600        ---         ---
  Environmental expenditures      (1,330)       ---         ---
  Other                             (265)        (5)        (41)
Total Deferred                    21,026      1,166         458
                                 $28,449     $9,548      $9,893

Temporary differences that gave rise to the deferred tax liability at December 31, 1993 were as follows:

(in thousands)
Undistributed earnings of foreign subsidiaries           $33,062
Undistributed earnings of the equity investment            3,718
Excess of tax over book depreciation                       2,912
Environmental expenditures                                (1,728)
Other                                                     (1,506)
                                                         $36,458

Pre-tax earnings were as follows:

(in thousands)                   1993        1992        1991
United States                    $12,629     $20,809     $20,450
Foreign                           16,822      15,754      15,913
                                 $29,451     $36,563     $36,363

Income taxes paid during 1993, 1992 and 1991 amounted to $8,497,000, $4,927,000 and $9,418,000, respectively.

The total "Provision for Income Taxes" represents an effective tax rate of 96.6% for 1993, 26.1% for 1992 and 27.2% for 1991. The differences from the U.S. statutory rate for 1993, 1992 and 1991 were as follows:

(in thousands)                                 1993       1992       1991
Computed tax provision at 35% in 1993
  and 34% in 1992 and 1991                     $10,308    $12,431    $12,364
Increase (decrease) in tax provision
  resulting from:
  Waterford, Ireland operation                  (2,627)    (2,314)    (2,357)
  Inclusion of state & local income taxes
    (net of Federal income taxes)                  193        714        532
  Other foreign operations                        (533)      (605)      (356)
  Undistributed earnings of foreign
    subsidiaries                                21,600        ---        ---
  Other                                           (492)      (678)      (290)
Provision for Income Taxes                     $28,449    $ 9,548    $ 9,893

Note 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses were as follows:

(in thousands)                                            1993       1992
Trade Accounts Payable                                    $19,976    $14,808
Accrued Environmental Expenditures*                         5,405        937
Accrued Compensation and Benefits                           1,317      1,156
Accrued Taxes, Other                                        1,353        910
Other Accrued Liabilities                                   1,771        849
                                                          $29,822    $18,660

*Accrued environmental expenditures are primarily for refurbishing and cleaning waste water treatment facilities.

Note 6 - Equity Investment

At December 31, 1993, the Company owned 2,525,779 shares, representing approximately 27% of the outstanding shares, of the Common Stock of Hach Company
(Hach). The closing price on NASDAQ at December 31, 1993 was $21.00 per share.

The investment in Hach is accounted for under the equity method. Income and other transactions in this investment were not material to the consolidated financial statements of the Company.

Hach is a leading international manufacturer of instruments and test kits that analyze the chemical content and other properties of water and other aqueous solutions. In addition, Hach sells analytical reagents which are used in connection with the instruments and test kits.

Note 7 - Long-Term Obligations
Long-term obligations were as follows:
(in thousands)                                            1993       1992
Series 1993-LI IDB Bond                                   $4,000     $  ---
Series 1983-LI IDB Bond                                      ---      4,000
Series 1978-A IDB Bond                                       250        300
Less - Current portion in
  accounts payable                                           (50)       (50)
Net long-term bonds payable                                4,200      4,250
Other long-term obligations                                    6        608
Total long-term obligations                               $4,206     $4,858

During 1993, the Industrial Development Board of the Town of Moundville (IDB) issued a $4,000,000, 6 3/4% Industrial Revenue Bond, Series 1993-LI. Interest is payable semi-annually. Principal is due in six annual installments of various amounts beginning December 1, 2006 with the final payment due December 1, 2011. As required, the proceeds from this bond were used to prepay a $4,000,000, 10 5/8% Industrial Revenue Bond, Series 1983-LI that was issued in 1983 by the IDB.

The Series 1978-A Industrial Revenue Bond was originally issued in 1978 by the IDB for $1,000,000. Interest is payable semi-annually at 7 1/4%. Principal of $50,000 is payable annually through 1997 with the final payment due September 1, 2003.

In connection with the issuance of these Industrial Revenue Bonds by the IDB, the Company entered into capital lease agreements with the IDB with future minimum lease payments sufficient to amortize the principal and interest on each series of the Industrial Revenue Bonds.

Costs capitalized under these leases were $8,500,000 as of December 31, 1993 and 1992. The capitalized costs are being depreciated over the estimated useful lives of the individual assets.

At December 31, 1993, the future lease payments under the capitalized leases relating to the Industrial Revenue Bonds are as follows:

(in thousands)
1994                             $  361
1995                                334
1996                                331
1997                                327
1998                                270
Later years                       6,940
Total minimum
  lease payments                  8,563
Less interest                    (4,313)
Present value of minimum
  lease payments                 $4,250

Operating leases are not significant.

Note 8 - Segment Information

A dominant portion of Lawter's operations is in a single industry--specialty chemicals. Within this industry, Lawter is principally engaged in the production and marketing of printing ink vehicles, slip additives, synthetic and hydrocarbon resins, thermographic compounds, and fluorescent pigments and coatings.

Lawter's total business is broken down into three geographical areas: Domestic, Europe and Other Foreign. Other Foreign includes the Company's operations in Australia, Canada, China, Japan, Singapore and Taiwan which, individually, are not considered to be significant as defined by FASB Statement No. 14. The Company sells its products to both large and small ink companies. Lawter is a major supplier of printing ink vehicles and resins for printing inks and, therefore, sells substantial quantities to larger ink companies around the world. One customer approximated eighteen percent of sales in 1993 and fifteen percent of sales in 1992, whose purchases are made for a wide variety of specialized products at multiple locations through numerous companies in various countries.

Transfers between geographic areas are not material. Corporate earnings before tax is the net of investment income and corporate expenses. Identifiable assets are those assets used exclusively in the operations of each geographic area. Corporate assets are principally comprised of time deposits, the equity investment and other assets. The contribution of European operations to net earnings is greater than their contribution to earnings before tax principally due to the Waterford, Ireland operation discussed in Note 4.

Information about the Company's operations for the years ended December 31, 1993, 1992 and 1991 is shown in the table below.


(in thousands)            1993         1992         1991
Net Sales:
Domestic                  $ 93,649     $ 92,078     $ 86,725
Europe                      64,008       63,501       54,406
Other Foreign               14,592       11,989       11,762
  Total                    172,249      167,568      152,893
Earnings Before Tax:
Domestic                    12,142       20,046       19,513
Europe                      12,460       11,478       10,686
Other Foreign                2,260        1,749        1,855
Corporate                    2,589        3,290        4,309
  Total                     29,451       36,563       36,363
Identifiable Assets:
Domestic                    53,782       46,490       45,954
Europe                      40,078       39,243       41,564
Other Foreign               15,833       12,295       11,825
Corporate                   99,784       89,306       78,875
  Total                   $209,477     $187,334     $178,218

Note 9 - Commitments and Contingencies

The Company has an unsecured line of credit for bank borrowings of $25,000,000 at December 31, 1993. During 1993, average borrowings were $5,442,000 against this line of credit and the weighted average interest rate was 3.78%. In 1992, average borrowings were $5,355,000 and the weighted average interest rate was 4.96%. In 1991, average borrowings were $3,171,000 and the weighted average interest rate was 5.81%. There are no commitment fees or compensating balance requirements relating to this line of credit.

Lawter has made a review of product liability insurance and, due to the excessive premium cost in the U.S. in relation to coverage provided, management, with the Board of Directors' concurrence, has elected to handle U.S. product liability claims on a self-insured basis.

The Company from time to time is subject to claims brought on behalf of both private persons and governmental agencies. Management and the Company's general counsel are not aware of any claim where the disposition of such claim will have a material adverse effect upon the Company's consolidated financial position.


Report of Independent Public Accountants

To the Board of Directors and Shareholders of Lawter International, Inc.:
We have audited the accompanying consolidated balance sheets of Lawter International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lawter International, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As explained in Note 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes.

/s/ Arthur Andersen & Co.
Arthur Andersen & Co.
Chicago, Illinois,
February 10, 1994.

Directory

International Headquarters
Lawter International, Inc.
990 Skokie Boulevard, Northbrook, Illinois 60062
(708) 498-4700, Telex RCA 210013 (LAWT UR), Facsimile (708) 498-0066

Principal Companies and Locations (Incorporated In)

Lawter International, Inc. (Delaware)
    Bell, California
    Norcross, Georgia
    Northbrook, Illinois
    Skokie, Illinois
    South Kearny, New Jersey
    Cincinnati, Ohio
    La Vergne, Tennessee
    Pleasant Prairie, Wisconsin

  Ampac Products and
  Dyall Products Division
    Skokie, Illinois
    Pleasant Prairie, Wisconsin

  Krumbhaar Division and
  Southern Resins Division
    Moundville, Alabama

  Japanese Branch
    Tokyo, Japan

  Taiwanese Branch
    Taipei, Taiwan, R.O.C.

Ecovar, Inc. (Delaware)
    La Vergne, Tennessee

Virkotype Corporation (Delaware)
    Skokie, Illinois
    Plainfield, New Jersey

Lawter International FSC,
  Limited (Jamaica)
    Kingston, Jamaica

Lawter International (Australasia)
  Pty. Limited (Australia)
    Melbourne, Australia

Lawter International, N.V. (Belgium)
    Lokeren, Belgium

Lawter International (Canada) Inc. (Canada)
    Rexdale, Ontario, Canada

Lawter International, Ltd.
  (Tianjin) P.R.C. (Peoples Republic of China)
    Tanggu, Peoples Republic of China

Lawter International, A.p.S. (Denmark)
    Koge, Denmark

Lawter International, Sarl (France)
    Orly, France

Lawter International, GmbH (Germany)
    Frechen, Germany

Lawter International, Limited (Great Britain)
    Bicester, Oxon, England

Lawter International (Italia), Srl (Italy)
    Milan, Italy

Lawter International, B.V. (Netherlands)
    Waterford, Ireland

Lawter Antilles, N.V. (Netherlands Antilles)
    Curacao, Netherlands Antilles

Lawter International Products
  Pte. Ltd. (Singapore)
    Jurong Town, Singapore

Lawter International (Proprietary)
  Limited (South Africa)
    Cape Town, South Africa

Lawter International, S.A. (Spain)
    Barcelona, Spain