Form 10-K405, Exhibit 13
LAWTER INTERNATIONAL INC
filed 1995-03-29
CIK 58091

Exhibit 13

Lawter International, Inc. and Subsidiaries' 1994 Annual Report to Stockholders

Market Price and Quarterly Dividend Statistics for Common Stock

        MARKET PRICE    DIVIDENDS
(per share)                   1994              1993       1994    1993
                          High      Low     High      Low
First Quarter          $13 3/4  $11 1/4  $14 1/8  $12 1/8  $.10    $.10
Second Quarter          12 1/4   10 3/4   15 1/2   12 5/8   .10     .10
Third Quarter           13 1/4   10 7/8   14 5/8   12 7/8   .10     .10
Fourth Quarter          13 1/4   11       14 1/2   12 5/8   .10     .10
Total Year                                                 $.40    $.40

The common stock of Lawter International, Inc. is traded on the New York Stock Exchange (symbol, LAW). The continuation of dividend payments is expected. The approximate number of holders of record of Lawter's common stock as of March 3, 1995 was 3,400.

General Nature and Scope of Business

Lawter is engaged predominantly in a single industry - specialty chemicals. The primary products produced and marketed by the Company within this industry consist of: (1) printing ink vehicles and slip additives; (2) synthetic and hydrocarbon resins; and (3) fluorescent pigments and coatings, and thermographic compounds. In addition, the Company produces thermographic and rota-matic machines.

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


Operating Results By Quarters (Unaudited)
(in thousands, except per share figures)


                                     Earnings/(Loss) Before
                                     Cumulative Effect of
                                     Accounting Change       Net Earnings/(Loss)
                            Gross    -----------------       -------------------
1993            Net Sales   Profit   Amount  Per Share       Amount    Per Share

March 31        $ 42,070    $13,299  $7,600      $0.17       $11,625(1) $0.26(1)
June 30           42,080     12,839   7,665       0.17         7,665     0.17
September 30      43,625     13,482   7,415       0.17         7,415     0.17
December 31(2)    44,474      4,213 (21,678)     (0.49)      (21,678)   (0.49)
                $172,249    $43,833  $1,002      $0.02       $ 5,027(1) $0.11(1)
1994
March 31        $ 42,614    $12,873  $6,725      $0.15        $6,725    $0.15
June 30           44,415     13,671   7,025       0.16         7,025     0.16
September 30      48,844     14,522   7,655       0.17         7,655     0.17
December 31       55,183     15,096   8,000       0.18         8,000     0.18
                $191,056    $56,162 $29,405      $0.66       $29,405    $0.66

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


Sales by Product Group
(percent of net sales)                          1994    1993    1992
Printing Ink Vehicles and Slip Additives        47.5    47.0    49.4
Synthetic and Hydrocarbon Resins                46.7    46.7    44.1
Other                                            5.8     6.3     6.5

Management's Discussion and Analysis

Liquidity and Capital Resources

Lawter's cash and equivalents, net of short-term borrowing, decreased $9,100,000 from $57,400,000 at December 31, 1993 to $48,300,000 at December 31, 1994. The
decrease was due primarily to expenditures for the purchase of Cremona Resine and completion of the new U.S. resin facility. The Company generally relies upon internally generated funds from operations to satisfy working capital requirements and to fund capital expenditures. However, in certain circumstances, the Company finds it is more advantageous to borrow funds on a short-term basis to satisfy U.S. working capital requirements. Lawter anticipates maintaining a strong liquid position.

In 1994 and 1992, the majority of the Company's capital expansion program was financed with internally generated funds. In 1993, Lawter used external financing in connection with the new U.S. manufacturing facility. Capital expenditures for 1994 were budgeted at $10,000,000, which approximated actual expenditures. Lawter's capital expenditures for 1995 are estimated at $17,000,000. These expenditures include the continuation of a multi-year project for the new European synthetic resin and printing ink vehicle facility as well as additions to and modernization of existing facilities elsewhere. The Company currently anticipates using internally generated funds for the majority of these capital expenditures.

Results of Operations

Net Sales. Consolidated net sales increased 11% in 1994 when compared to 1993. Domestic net sales increased 6% due entirely to higher sales volume. Reportable European net sales, which included the sales of Cremona Resine since the date of its acquisition on June 30, 1994, increased 16% as a result of a 20% increase in sales volume and a 2% increase in average exchange rates, partially offset by a 5% decrease in average selling prices due to product mix. Excluding Cremona Resine sales, the European sales volume would have shown an increase of 13% and average selling prices a decrease of 3% due to product mix. The Company's consolidated net sales increased 3% in 1993 when compared to 1992. Domestic sales volume increased 3% while average selling prices decreased 1%, due primarily to product mix, resulting in a 2% increase in domestic net sales. While European sales volume increased 14%, reportable European net sales increased 1% as a result of an 11% decrease caused by adverse exchange rate fluctuations and a 1% decrease in average selling prices.

Gross Margins. Gross margins as a percent of sales were 29.4%, 25.4% and 30.7% for 1994, 1993 and 1992, respectively. The 1993 gross margin was lower than 1994 and 1992 due mainly to the following charges. 1) Voluntary waste disposal - $3,405,000. These charges were due to the Company evaluating its current onsite incineration cost and efficiency versus the cost of offsite waste disposal. During the fourth quarter of 1993, a decision was made to transition waste disposal to an approved offsite landfill. 2) Refurbishing and cleaning waste water treatment facilities - $3,145,000. These charges were due to a detailed review made of these facilities during the fourth quarter of 1993 which disclosed that they were not as effective as desired. At that time, a decision was made to refurbish and clean these facilities. 3) Inventory obsolescence - $1,000,000. These charges were due to a review made during the fourth quarter of 1993 which disclosed that certain inventory was not reworkable and would have to be disposed. 4) Disputed utility charges - $865,000. This was due to a dispute on utility meter readings at one location. 5) Other smaller items - $350,000. There should be no material beneficial or adverse effect to future operations as a result of these charges. Excluding the above charges, the gross margin for 1993 would have been 30.5%. The lower gross margin in 1994 when compared to 1993, excluding the above charges, and 1992 was caused primarily by higher raw material costs not fully offset by selling price increases.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include foreign transaction exchange gains/(losses) of $(85,000) in 1994, $411,000 in 1993 and $(839,000) in 1992. These transaction gains and losses result mainly from the effect of the foreign exchange rate fluctuations on transactions of the foreign subsidiaries that are denominated in currencies other than the subsidiaries' functional currencies. Excluding these transaction gains and losses, selling, general and administrative expenses as a percent of sales were 10.9%, 11.1% and 11.5% in 1994, 1993 and 1992, respectively. The lower percentage in 1994 when compared to 1993 was due to sales volume increasing at a higher rate than general and administrative expenses. The decreased percentage in 1993 when compared to 1992 was due primarily to the $840,000 gain on the sale of two properties due to the consolidation of U.S. manufacturing facilities and lower selling and administrative costs offset somewhat by $400,000 of expenses incurred with the terminated Hach merger and other smaller charges.

Investment Income. Investment income in 1994 increased slightly when compared to 1993 principally as a result of higher interest rates and increased equity earnings from the investment in Hach Company offset by $356,000 in realized losses on the sales of marketable securities in 1994 versus $929,000 in realized gains on the sales of marketable securities offset by a $513,000 write down of marketable securities to market in 1993. The decrease in 1993 when compared to 1992 was due primarily to $929,000 in realized gains on the sales of marketable securities offset by a $513,000 write down of marketable securities to market in 1993 versus $775,000 in realized gains on the sales of marketable securities in 1992 along with lower interest rates and decreased funds available for investment.

Income Taxes. The effective tax rates for 1994, 1993 and 1992 were 25.9%, 96.6% and 26.1%, respectively. The 1993 tax provision includes an additional U.S. tax provision of $21,600,000 for future repatriation of foreign earnings as more fully described in Note 4 to the consolidated financial statements. Excluding this additional provision, the 1993 effective tax rate would have been 23.3%. This rate was lower than the 1994 and 1992 rates primarily as a result of lower domestic earnings, caused by the charges mentioned above, which have a higher tax rate and also higher foreign earnings which have a lower tax rate. The 1994 and 1992 rates were comparable.

Cumulative Effect of Change in Accounting for Income Taxes. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method.

Other Matters. In July 1994, there was an explosion/fire in the warehouse at the new U.S. resin facility. This new resin plant was designed to include the production of a group of new synthetic resins. The accident delayed the introduction of these new products. The Company is adequately insured and, therefore, no significant costs related to the accident were reflected in earnings.

Effects of Inflation. The Company attempts to minimize the effects of inflation on sales and earnings by appropriately increasing selling prices and pursuing ongoing cost control programs and productivity improvements. The effects of inflation were minimized through increased manufacturing efficiencies and cost controls in 1993. During 1994, there was a tightening of supply of some important raw materials and their prices increased. These increases have been difficult to fully pass on, in a timely fashion, to Lawter customers. It is felt by management that, as in the past, the Company's new concepts and new products should help stabilize the conditions that have been experienced in 1994. Lawter has satisfactorily coped with these changes and challenges of 1994.

Looking Forward. Lawter management believes that prospects for the Company's growth with respect to both sales and earnings are most encouraging. More advanced new product development results and the highly sophisticated lower cost manufacturing facilities place Lawter in a most effective competitive position for both the near and longer term.



Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                                1994(1)      1993(1)      1992(1)     1991        1990

Net Sales                                                              $191,056     $172,249     $167,568    $152,893    $150,005
Gross Profit                                                             56,162       43,833       51,395      48,396      46,362
Selling, General and Administrative Expenses                             20,970       18,700       20,103      18,254      18,682
Operating Income                                                         35,192       25,133       31,292      30,142      27,680
Investment Income                                                         4,470        4,318        5,271       6,221       4,963
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                      39,662       29,451       36,563      36,363      32,643
Provision for Income Taxes                                               10,257       28,449(6)     9,548       9,893       9,223
Earnings (Loss) Before Cumulative Effect of Accounting Change            29,405        1,002       27,015      26,470      23,420
Cumulative Effect of Change in Accounting for
  Income Taxes                                                              ---        4,025(5)       ---         ---         ---
Net Earnings (Loss)                                                    $ 29,405     $  5,027     $ 27,015    $ 26,470    $ 23,420
Depreciation and Amortization                                          $  4,344     $  4,291     $  4,179    $  3,900    $  3,521
Cash Provided by Operating Activities                                    23,047       23,811       34,440      23,192      34,240
Cash Dividends                                                           17,951       17,909       17,556      14,947      12,582
Capital Expenditures, net                                                10,613       12,940        7,548       8,902       6,198
Gross Property, Plant and Equipment                                     102,788       87,856       78,491      74,022      66,271
Net Working Capital                                                      85,601       84,249       93,079      86,448      82,560
Total Assets                                                            231,827      209,477      187,334     178,218     153,500
Long-Term Obligations                                                     4,152        4,206        4,858       5,238       5,137
Stockholders' Equity                                                    127,793      110,751      126,656     116,688     105,090
Average Shares Outstanding(2)                                            44,874       44,772       43,913      43,318      43,011
Earnings (Loss) per Share(2):
  Earnings (Loss) Before Cumulative Effect of
    Accounting Change                                                  $    .66     $    .02     $    .62    $    .61    $    .54
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                            ---          .09(5)       ---         ---         ---
  Net Earnings (Loss)                                                       .66          .11          .62         .61         .54
Cash Dividends per Share(2)                                                 .40          .40          .40         .35         .29
Stockholders' Equity per Share(2)                                          2.85         2.47         2.88        2.69        2.44
Cash Dividends to Net Earnings                                             61.0%       356.3%        65.0%       56.5%       53.7%
Net Earnings to Year End Equity                                            23.0%         4.5%        21.3%       22.7%       22.3%

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




Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                                1989         1988         1987        1986        1985

Net Sales                                                              $136,006     $125,818     $112,018    $103,515    $96,769
Gross Profit                                                             38,624       38,949       34,556      30,332     24,221
Selling, General and Administrative Expenses                             16,122       14,751       11,960      10,631     11,000
Operating Income                                                         22,502       24,198       22,596      19,701     13,221
Investment Income                                                         3,929        3,173        1,952       1,175      1,547
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                      26,431       27,371       24,548      20,876     14,768
Provision for Income Taxes                                                6,963        6,520        7,847       7,931     20,181(3)
Earnings (Loss) Before Cumulative Effect of Accounting Change            19,468       20,851       16,701      12,945     (5,413)
Cumulative Effect of Change in Accounting for
  Income Taxes                                                              ---          ---          ---         ---        ---
Net Earnings (Loss)                                                    $ 19,468     $ 20,851     $ 16,701    $ 12,945    $(5,413)
Depreciation and Amortization                                          $  3,550     $  3,410     $  3,193    $  2,908    $ 2,763
Cash Provided by Operating Activities                                    20,388       15,796       22,726(4)   19,701(4)  10,411
Cash Dividends                                                           12,561       12,403        9,820       9,791      9,758
Capital Expenditures, net                                                 3,073        4,524        1,405(4)    1,581(4)   3,179
Gross Property, Plant and Equipment                                      57,421       54,282       49,503      45,560     42,534
Net Working Capital                                                      70,200       62,807       59,719      45,087     37,687
Total Assets                                                            133,988      125,210      109,917      93,392     84,039
Long-Term Obligations                                                     5,083        4,810        4,682       4,738      4,794
Stockholders' Equity                                                     87,752       79,521       69,458      55,191     47,588
Average Shares Outstanding(2)                                            42,940       42,267       41,673      41,444     41,301
Earnings (Loss) per Share(2):
  Earnings (Loss) Before Cumulative Effect of
    Accounting Change                                                  $    .45     $    .49     $    .40    $    .31    $  (.13)
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                            ---          ---          ---         ---        ---
  Net Earnings (Loss)                                                       .45          .49          .40         .31       (.13)
Cash Dividends per Share(2)                                                 .29          .29          .24         .24        .24
Stockholders' Equity per Share(2)                                          2.04         1.88         1.67        1.33       1.15
Cash Dividends to Net Earnings                                             64.5%        59.5%        58.8%       75.6%         *
Net Earnings to Year End Equity                                            22.2%        26.2%        24.0%       23.5%         *

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



Consolidated Balance Sheets
Assets
(in thousands, except share and per share figures)
December 31                                               1994         1993

Current Assets:
Cash (Note 1)                                         $  8,063     $  6,701
Time Deposits, Interest Bearing (Note 1)                58,724       70,787
Marketable Securities (Note 1)                           4,473        5,591
Accounts Receivable - less allowance for
  possible losses  of $415 in 1994 and $319 in 1993     43,327       31,317
Inventories (Note 1)                                    32,803       26,253
Prepaid Expenses                                         2,739        1,662
  Total Current Assets                                 150,129      142,311
Property, Plant and Equipment (Notes 1 and 7):
Land                                                     2,943        2,060
Buildings                                               20,466       19,449
Machinery and Equipment                                 66,159       56,159
Construction in Progress                                13,220       10,188
                                                       102,788       87,856
Less Accumulated Depreciation                           50,323       43,661
  Net Property, Plant and Equipment                     52,465       44,195
Equity Investment (Note 6)                              20,139       18,077
Other Assets (Note 1)                                    9,094        4,894
  Total                                               $231,827     $209,477


The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.


Liabilities and Stockholders' Equity
(in thousands, except share and per share figures)
December 31                                               1994         1993

Current Liabilities:
Accounts Payable and Accrued Expenses (Note 5)        $ 33,217     $ 29,822
Short-Term Borrowings (Note 9)                          18,504       20,044
Income Taxes Payable                                    12,807        8,196
  Total Current Liabilities                             64,528       58,062
Long-Term Obligations (Note 7)                           4,152        4,206
Deferred Income Taxes (Note 4)                          35,354       36,458
  Total Liabilities                                    104,034       98,726

Stockholders' Equity (Note 3):
Preferred Stock - no par value, authorized 500,000
  shares; none issued                                      ---          ---
Common Stock - $1.00 par value, authorized 120,000,000
  shares; issued 44,923,729 shares                      44,924       44,811
Additional Paid-in Capital                               6,955        6,260
Retained Earnings (Note 1)                              80,929       69,475
Cumulative Translation Adjustments (Note 1)             (5,015)      (6,456)
Other                                                      ---       (3,339)
  Total Stockholders' Equity                           127,793      110,751
  Total                                               $231,827     $209,477


The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.


Consolidated Statements of Earnings
(in thousands, except per share figures)
Years Ended December 31                              1994      1993        1992

Net Sales                                        $191,056   $172,249   $167,568
Cost of Products Sold                             134,894    128,416    116,173
Gross Profit                                       56,162     43,833     51,395
Selling, General and Administrative Expenses       20,970     18,700     20,103
Operating Income                                   35,192     25,133     31,292
Investment Income                                   4,470      4,318      5,271
Earnings Before Income Taxes and Cumulative
  Effect of Accounting Change                      39,662     29,451     36,563
Provision for Income Taxes (Notes 1 and 4)         10,257     28,449      9,548
Earnings Before Cumulative Effect of
  Accounting Change                                29,405      1,002     27,015
Cumulative Effect of Change in
  Accounting for Income Taxes (Note 4)                ---      4,025        ---
Net Earnings                                     $ 29,405   $  5,027   $ 27,015
Earnings per Share (Note 1):
  Earnings Before Cumulative Effect of
    Accounting Change                            $   0.66   $   0.02   $   0.62
  Cumulative Effect of Change in
    Accounting for Income Taxes (Note 4)              ---       0.09        ---
  Net Earnings                                   $   0.66   $   0.11   $   0.62


The accompanying notes to the consolidated financial statements are an integral part of these statements.


Consolidated Statements of Cash Flows
(in thousands)
Years Ended December 31                              1994       1993       1992

Cash Flow from Operating Activities:
  Net Earnings                                    $29,405    $ 5,027    $27,015
Adjustments to Reconcile Net Earnings
  to Net Cash Provided by Operating Activities-
  Depreciation and Amortization                     4,344      4,291      4,179
  Deferred Income Taxes                            (1,130)    17,118      1,153
  Undistributed Equity Income                      (2,125)    (1,998)    (2,031)
  Deferred Exchange Gain (Loss)                      (145)      (524)       675
  Purchase of Marketable Securities                (2,299)   (14,214)    (8,434)
  Proceeds from Sales of Marketable Securities      3,069      9,469     11,136
  Net (Gain) Loss from Marketable Securities          349       (416)      (775)
(Increase) Decrease in Current Assets-
  Accounts Receivable                              (7,658)    (5,145)    (1,527)
  Inventories                                      (4,345)       184      1,230
  Prepaid Expenses                                 (1,112)      (616)       186
Increase (Decrease) in Current Liabilities-
  Accounts Payable and Accrued Expenses               257     11,795     (1,943)
  Income Taxes Payable                              4,437        371      3,564
  Deferred Income Taxes                               ---     (1,531)        12
Net Cash Provided by Operating Activities          23,047     23,811     34,440
Cash Flow from Investing Activities:
  Expenditures for Property, Plant
    and Equipment, net                            (10,613)   (12,940)    (7,548)
  Purchase of Business, net of cash                (6,344)       ---        ---
  Loans to Officers                                   (83)      (436)    (3,038)
  Repayment of Officers' Loans                      3,422         37        400
Net Cash Used for Investing Activities            (13,618)   (13,339)   (10,186)
Cash Flow from Financing Activities:
  Exercise of Stock Options                           808        995      7,264
  Principal Payments on Long-Term Obligations         (54)    (4,656)      (323)
  Proceeds from Long-Term Borrowings                  ---      4,000        ---
  Payment of Short-Term Borrowings                 (3,328)       ---     (2,446)
  Proceeds from Short-Term Borrowings                 ---     12,033        ---
  Cash Dividends Paid                             (17,951)   (17,909)   (17,556)
Net Cash Used for Financing Activities            (20,525)    (5,537)   (13,061)
Effect of Exchange Rate Changes on Cash               395       (350)      (616)
Increase (Decrease) in Cash and Equivalents       (10,701)     4,585     10,577
Cash and Equivalents, Beginning of Year            77,488     72,903     62,326
Cash and Equivalents, End of Year                 $66,787    $77,488    $72,903


The accompanying notes to the consolidated financial statements are an integral part of these statements.
                                      -13-

Consolidated Statements of Stockholders' Equity
(in thousands, except per share figures)
                               Common         Additional      Retained        Cumulative      Treasury        Other
Years Ended December 31,       Stock          Paid-in         Earnings        Translation     Stock
1992, 1993 and 1994            $1 Par Value   Capital                         Adjustments

Balance, January 1, 1992       $44,130        $  385          $ 72,898        $ 1,280         $(1,703)        $  (302)
Add (deduct):
  Net Earnings                     ---           ---            27,015            ---             ---             ---
  Cash Dividends Declared
    $0.40 per share                ---           ---           (17,556)           ---             ---             ---
  Exercise of Stock Options        552         5,009               ---            ---           1,703             ---
  Loans to Officers (Note 3)       ---           ---               ---            ---             ---          (2,638)
  Foreign Currency
    Translation Adjustments        ---           ---               ---         (4,117)            ---             ---
Balance, December 31, 1992      44,682         5,394            82,357         (2,837)            ---          (2,940)
Add (deduct):
  Net Earnings                     ---           ---             5,027            ---             ---             ---
  Cash Dividends Declared
    $0.40 per share                ---           ---           (17,909)           ---             ---             ---
  Exercise of Stock Options        129           866               ---            ---             ---             ---
  Loans to Officers (Note 3)       ---           ---               ---            ---             ---            (399)
  Foreign Currency
    Translation Adjustments        ---           ---               ---         (3,619)            ---             ---
Balance, December 31, 1993      44,811         6,260            69,475         (6,456)            ---          (3,339)
Add (deduct):
  Net Earnings                     ---           ---            29,405            ---             ---             ---
  Cash Dividends Declared
    $0.40 per share                ---           ---           (17,951)           ---             ---             ---
  Exercise of Stock Options        113           695               ---            ---             ---             ---
  Loans to Officers (Note 3)       ---           ---               ---            ---             ---           3,339
  Foreign Currency
    Translation Adjustments        ---           ---               ---          1,441             ---             ---
Balance, December 31, 1994     $44,924        $6,955           $80,929        $(5,015)        $   ---         $   ---


The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

Note 1-Statement of Accounting Policies

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

Foreign currency transaction gains and losses continue to be an element in determining net earnings for the period. Foreign currency transaction gains (losses), included in selling, general and administrative expenses, were $(85,000) in 1994, $411,000 in 1993 and $(839,000) in 1992. Revenues and
expenses are also affected by fluctuations of currency rates from year to year. The effect of these rate fluctuations in 1994 when compared to 1993 resulted in no significant impact on operating results in addition to the transaction gains or losses reflected in net earnings. For 1993, the effect of rate changes when compared to 1992 resulted in an unfavorable impact.

Consolidated Statement of Cash Flows
The Company considers time deposits, which are highly liquid with an original maturity of three months or less, to be cash equivalents for purposes of the consolidated statements of cash flows. The carrying amount of cash and time deposits approximates fair market value. The Company paid interest of $990,000 in 1994, $925,000 in 1993 and $903,000 in 1992.

Research and Development
Research and development costs ($4,821,000 in 1994, $4,423,000 in 1993 and $4,093,000 in 1992) are charged to expense as incurred.

Earnings per Share
Earnings per share of common stock are computed on the weighted average shares outstanding during the respective years (44,874,000 shares in 1994, 44,772,000 shares in 1993 and 43,913,000 shares in 1992). Net earnings per share would not be materially different from reported earnings per share if all outstanding stock options were exercised.

Inventories
The majority of the Company's domestic inventories are valued at last-in, first-out (LIFO) cost which is not in excess of net realizable value. The Company believes the LIFO method more fairly presents its results of operations by reducing the effect of inflationary cost increases in inventory and thus matches current costs with current revenues. The Company's other inventories aggregating $19,658,000 and $14,324,000 at December 31, 1994 and 1993, respectively, are valued at the lower of first-in , first-out (FIFO) cost or market. The finished goods inventories include the cost of raw materials and manufacturing labor and overhead. Inventories are summarized as follows:


(in thousands)                  1994         1993

Finished Goods               $18,437      $15,102
Raw Materials                 14,366       11,151
                             $32,803      $26,253



If the FIFO inventory valuation method had been used for all inventories, they would have been $4,191,000 and $3,369,000 higher than reported at December 31, 1994 and 1993, respectively.

Income Taxes
The Company provides U.S. income taxes on earnings of those foreign subsidiaries which are intended to be remitted to the parent company. In the fourth quarter of 1993, U.S. income taxes were provided on all undistributed earnings of foreign subsidiaries (See Note 4). Undistributed earnings reinvested indefinitely in foreign subsidiaries totaled $11,698,000 at December 31, 1994.

Investments
Effective January 1, 1994, Lawter adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1994, all of Lawter's marketable securities were classified as trading securities. Trading securities are reported at fair value, with changes in fair value included in earnings. For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. The change in net unrealized holding gain or loss during 1994 was not material.

Notes to the Consolidated Financial Statements Continued

Intangible Assets
The excess of cost over equity in net assets of acquisitions is being amortized on a straight line basis over periods not exceeding 40 years. Subsequent to its acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Property
Property, plant and equipment is stated at cost. Depreciation, computed using the straight-line method for financial statement purposes, is provided over the useful lives of the various classes of property, plant and equipment.

Note 2-Retirement Plans

The Company has contributory profit sharing plans and a non-contributory money purchase pension plan. The majority of domestic and Canadian employees are covered by one of these plans.

Company contributions to these plans charged to operations were $545,000 in 1994, $514,000 in 1993 and $516,000 in 1992 and are funded on a current basis. There is no past service liability under these plans.

The Company has no material postretirement or postemployment benefit obligations.

Note 3-Common Stock

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

Options may be granted at prices not less than the fair market value at the date of grant. Options expire five or ten years from the date of grant and are exercisable one or two years after the date of grant. A summary of changes in the stock options is shown in the table to the above right.


                                                Shares
                                ----------------------------------------
                                Reserved        Granted        Available

Balance, January 1, 1993       3,191,824        733,087        2,458,737
  Granted                            ---        342,050         (342,050)
  Exercised                     (129,642)      (129,642)             ---
  Cancelled or expired            (7,316)       (46,829)          39,513
Balance, December 31, 1993     3,054,866        898,666        2,156,200
  Granted                            ---      1,101,500       (1,101,500)
  Exercised                     (112,549)      (112,549)             ---
  Cancelled or expired            (1,286)       (17,286)          16,000
Balance, December 31, 1994     2,941,031      1,870,331        1,070,700

Exercisable, December 31, 1994                  463,031


Additional information under the stock option plans is shown below:


                                                   Option Price
                                            ---------------------------
                            Number of       Per
                            Shares          Share           Total

Options outstanding         1,870,331       $ 6.62 to      $21,903,780
  December 31, 1994                          14.38
Exercised 1993                129,642         6.18 to          994,931
                                             10.69
Exercised 1994                112,549         6.62 to          857,533
                                             10.41
Became exercisable 1993        12,250        12.38 to          156,719
                                             13.25
Became exercisable 1994        31,500        12.38 to          414,750
                                             13.75


Note 4-Provision for Income Tax

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS)No. 109, "Accounting for Income Taxes," as required by the Financial Accounting Standards Board which resulted in a benefit of $4,025,000. The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method.

In 1993, the Company provided taxes for past undistributed earnings of foreign subsidiaries. The Company had, through the end of 1993, accumulated $70,500,000 of foreign earnings which were deemed permanently reinvested abroad. These earnings have been exempt from local taxes or taxed at rates lower than the U.S. tax rate and no additional tax provision had been required.

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

The provisions (benefits) for income taxes were as follows:


(in thousands)                     1994      1993      1992

Currently payable:
  United States:
    Federal                     $ 7,655    $4,976    $5,064
    State                         1,083       344     1,189
  Foreign                         2,622     2,103     2,129
Total Current                    11,360     7,423     8,382
Deferred (principally U.S.):
  Excess of tax over
    book depreciation               220       300       459
  Undistributed earnings
    of the equity investment        744       721       712
  Undistributed earnings of
    foreign subsidiaries         (2,917)   21,600       ---
  Environmental expenditures        486    (1,330)      ---
  Other                             364      (265)       (5)
Total Deferred                   (1,103)   21,026     1,166
                                $10,257   $28,449    $9,548


The Company's earnings from the manufacturing operation in Waterford, Ireland were tax exempt until 1990 and will have a 10% tax rate through 2010.

Pre-tax earnings were as follows:


(in thousands)                     1994      1993      1992

United States                   $20,188   $12,629   $20,809
Foreign                          19,474    16,822    15,754
                                $39,662   $29,451   $36,563


Temporary differences that gave rise to the deferred tax liability at December 31, 1994 were as follows:


(in thousands)

Undistributed earnings of foreign subsidiaries      $30,145
Undistributed earnings of the equity investment       4,462
Excess of tax over book depreciation                  3,132
Environmental expenditures                           (1,242)
Other                                                (1,143)
                                                    $35,354


Income taxes paid during 1994, 1993 and 1992 amounted to $7,220,000, $8,497,000 and $4,927,000, respectively.

The total "Provision for Income Taxes" represents an effective tax rate of 25.9% for 1994, 96.6% for 1993 and 26.1% for 1992. The differences from the U.S. statutory rate for 1994, 1993 and 1992 were as follows:


(in thousands)                                     1994      1993       1992

Computed tax provision at 35% in 1994 and 1993
  and 34% in 1992                                  $13,882   $10,308    $12,431
Increase (decrease) in tax provision
  resulting from:
  Waterford, Ireland operation                      (2,604)   (2,627)    (2,314)
  Inclusion of state & local income taxes
    (net of Federal income taxes)                      679       193        714
  Other foreign operations                            (581)     (533)      (605)
  Undistributed earnings of foreign subsidiaries       ---    21,600        ---
  Other                                             (1,119)     (492)      (678)
Provision for Income Taxes                         $10,257   $28,449    $ 9,548


Notes to the Consolidated Financial Statements Continued

Note 5-Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses were as follows:


(in thousands)                                     1994      1993

Trade Accounts Payable                            $19,972    $19,976
Accrued Environmental Expenditures                  4,838      5,405
Accrued Compensation and Benefits                   2,867      1,317
Accrued Taxes, Other                                1,920      1,353
Other Accrued Liabilities                           3,620      1,771
                                                  $33,217    $29,822


Note 6-Equity Investment

At December 31, 1994, the Company owned 3,157,223 shares, representing approximately 27% of the outstanding shares, of the Common Stock of Hach Company
(Hach). The closing price on NASDAQ at December 31, 1994 was $14.50 per share.

The share and per share amounts reported have been adjusted to reflect the five-for-four stock split of Hach Company Common Stock of April 1994.

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

Note 7-Long-Term Obligations

Long-term obligations were as follows:


(in thousands)                            1994       1993

Series 1993-LIIDB Bond                    $4,000     $4,000
Series 1978-A IDB Bond                       200        250
Less - Current portion in
accounts payable                             (50)       (50)
Net long-term bonds payable                4,150      4,200
Other long-term obligations                    2          6
Total long-term obligations               $4,152     $4,206


Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments." SFAS No. 107 requires disclosure of the fair value of significant financial instruments, including long-term obligations. At December 31, 1994, the fair value of Lawter's long-term obligations was not materially different than cost.

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

Costs capitalized under these leases were $8,500,000 as of December 31, 1994 and 1993. The capitalized costs are being depreciated over the estimated useful lives of the individual assets.

At December 31, 1994, the future lease payments under the capitalized leases relating to the Industrial Revenue Bonds are as follows:


(in thousands)

1995                            $  334
1996                               331
1997                               327
1998                               270
1999                               270
Later years                      6,670
Total minimum
  lease payments                 8,202
Less interest                   (4,002)
Present value of minimum
  lease payments                $4,200



Operating leases are not significant.

Note 8-Segment Information

A dominant portion of Lawter's operations is in a single industry-specialty chemicals. Within this industry, Lawter is principally engaged in the production and marketing of printing ink vehicles, slip additives, synthetic and hydrocarbon resins, thermographic compounds, and fluorescent pigments and coatings.

Lawter's total business is broken down into three geographical areas: Domestic, Europe and Other Foreign. Other Foreign includes the Company's operations in Australia, Canada, China, Japan, Singapore and Taiwan which, individually, are not considered to be significant as defined by SFAS No. 14. The Company sells its products to both large and small ink companies. Lawter is a major supplier of printing ink vehicles and resins for printing inks and, therefore, sells substantial quantities to larger ink companies around the world. One customer approximated nineteen percent of sales in 1994 and eighteen percent of sales in 1993, whose purchases are made for a wide variety of specialized products at multiple locations through numerous companies in various countries.

Transfers between geographic areas are not material. Corporate earnings before tax is the net of investment income and corporate expenses. Identifiable assets are those assets used exclusively in the operations of each geographic area. Corporate assets are principally comprised of time deposits, marketable securities, the equity investment and other assets. The contribution of European operations to net earnings is greater than their contribution to earnings before tax principally due to the Waterford, Ireland operation discussed in Note 4.

Information about the Company's operations for the years ended December 31, 1994, 1993 and 1992 is shown in the table to the above right.


(in thousands)                 1994       1993       1992

Net Sales:
Domestic                   $ 98,628    $93,649   $ 92,078
Europe                       74,974     64,008     63,501
Other Foreign                17,454     14,592     11,989
  Total                     191,056    172,249    167,568
Earnings Before Tax:
Domestic                     20,263     12,142     20,046
Europe                       13,887     12,460     11,478
Other Foreign                 2,746      2,260      1,749
Corporate                     2,766      2,589      3,290
  Total                      39,662     29,451     36,563
Identifiable Assets:
Domestic                     62,724     53,782     46,490
Europe                       58,514     40,078     39,243
Other Foreign                17,675     15,833     12,295
Corporate                    92,914     99,784     89,306
  Total                    $231,827   $209,477   $187,334


Note 9-Commitments and Contingencies

The Company has an unsecured line of credit for bank borrowings of $40,000,000 at December 31, 1994. During 1994, average borrowings were $20,536,000 against this line of credit and the weighted average interest rate was 4.77%. In 1993, average borrowings were $5,442,000 against this line of credit and the weighted average interest rate was 3.78%. In 1992, average borrowings were $5,355,000 and the weighted average interest rate was 4.96%. There are no commitment fees or compensating balance requirements relating to this line of credit.

The Company from time to time is subject to claims brought on behalf of both private persons and governmental agencies. Management and the Company's general counsel are not aware of any claim where the disposition of such claim will have a material adverse effect upon the Company's consolidated financial position.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Lawter International, Inc.:

We have audited the accompanying consolidated balance sheets of Lawter International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lawter International, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes.

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chicago, Illinois,
February 8, 1995.

Directory
International Headquarters
Lawter International, Inc.
990 Skokie Boulevard, Northbrook, Illinois 60062
(708) 498-4700, Facsimile (708) 498-0066

Principal Companies and Locations  (Incorporated In)

Lawter International, Inc. (Delaware)
  Bell, California
  Norcross, Georgia
  Northbrook, Illinois
  Skokie, Illinois
  South Kearny, New Jersey
  Cincinnati, Ohio
  La Vergne, Tennessee
  Pleasant Prairie, Wisconsin

  Ampac Products and
  Dyall Products Division
    Skokie, Illinois
    Pleasant Prairie, Wisconsin
  Krumbhaar Division and
  Southern Resins Division
    Moundville, Alabama
  Japanese Branch
    Tokyo, Japan
  Taiwanese Branch
    Taipei, Taiwan, R.O.C.
  Ecovar, Inc. (Delaware)
    La Vergne, Tennessee
  Virkotype Corporation (Delaware)
    Skokie, Illinois
    Plainfield, New Jersey
  Lawter International FSC,
    Limited (Jamaica)
    Kingston, Jamaica
  Lawter International (Australasia)
  Pty. Limited (Australia)
    Melbourne, Australia
  Lawter International, N.V. (Belgium)
    Lokeren, Belgium
  Lawter International (Canada)Inc. (Canada)
    Rexdale, Ontario, Canada
  Lawter International, Ltd.
    (Tianjin)P.R.C. (Peoples Republic of China)
    Tanggu, Peoples Republic of China
  Lawter International, A.p.S. (Denmark)
    Koge, Denmark
  Lawter International, Sarl (France)
    Charenton-le-Pont, France
  Lawter International, GmbH (Germany)
    Frechen, Germany
  Lawter International, Limited (Great Britain)
    Bicester, Oxon, England
  Lawter International (Italia), Srl (Italy)
    Cremona Resine Division
    Cremona, Italy
  Lawter International, B.V. (Netherlands)
    Waterford, Ireland
  Lawter Antilles, N.V. (Netherlands Antilles)
    Curacao, Netherlands Antilles
  Lawter International Products
    Pte. Ltd. (Singapore)
    Jurong Town, Singapore
  Lawter International (Proprietary)
    Limited (South Africa)
    Ndabeni, South Africa
  Lawter International, S.A. (Spain)
    Barcelona, Spain