Form 10-K, Exhibit 13
period 1995-12-31
LAWTER INTERNATIONAL INC
filed 1996-03-27
CIK 58091

Market Price and Quarterly Dividend Statistics for Common Stock

        MARKET PRICE    DIVIDENDS
(per share)         1995              1994          1995    1994
                High     Low      High     Low
First Quarter   $13 3/8  $11 1/2  $13 3/4  $11 1/4  $.10    $.10
Second Quarter   14 3/8   11 3/4   12 1/4   10 3/4   .10     .10
Third Quarter    12 1/8   10 7/8   13 1/4   10 7/8   .10     .10
Fourth Quarter   12       10 1/4   13 1/4   11       .10     .10
Total Year                                          $.40    $.40

The common stock of Lawter International, Inc. is traded on the New York Stock Exchange (symbol, LAW). The continuation of dividend payments is expected. The approximate number of holders of record of Lawter's common stock as of February 15, 1996 was 3,000.

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

Operating Results By Quarters (Unaudited)
(in thousands, except per share figures)
                                Gross            Net Earnings/(Loss)
1994            Net Sales       Profit        Amount          Per Share
March 31        $ 42,614        $12,873       $ 6,725         $0.15
June 30           44,415         13,671         7,025          0.16
September 30      48,844         14,522         7,655          0.17
December 31       55,183         15,096         8,000          0.18
                $191,056        $56,162       $29,405         $0.66
1995
March 31        $ 52,489        $14,997       $ 8,090         $0.18
June 30           50,009         13,319         7,050          0.16
September 30      50,971         13,172         7,155          0.16
December 31(1)    51,366            705        (6,017)        (0.14)
                $204,835        $42,193       $16,278         $0.36


(1) Fourth quarter earnings were reduced by restructuring and other charges. See
Note 5 to the consolidated financial statements and Management's Discussion and Analysis.

Sales by Product Group
(percent of net sales)                          1995    1994    1993
Printing Ink Vehicles and Slip Additives        44.7    47.5    47.0
Synthetic and Hydrocarbon Resins                50.2    46.7    46.7
Other                                            5.1     5.8     6.3

Management's Discussion and Analysis

Liquidity and Capital Resources

Lawter's cash and equivalents, net of short-term borrowings, decreased $24,600,000 from $48,300,000 at December 31, 1994 to $23,700,000 at December 31,
1995. The decrease was due primarily to expenditures for the new synthetic resin and printing ink vehicle facility in Europe along with an increase in inventory of some important raw materials due to a tightening of their supply. The Company generally relies upon internally generated funds from operations to satisfy working capital requirements and to fund capital expenditures. However, in certain circumstances, the Company finds it is more advantageous to borrow funds on a short-term basis to satisfy these requirements. Lawter anticipates maintaining a strong liquid position.

In 1995, the Company used external financing in connection with the new manufacturing facility in Europe. In 1994, the majority of Lawter's capital expansion program was financed with internally generated funds. In 1993, the Company used external financing in connection with the new U.S. manufacturing facility. Capital expenditures for 1995 were budgeted at $17,000,000. Actual expenditures were fifty-three percent higher than budgeted due primarily to the new manufacturing facility in Europe being constructed faster than anticipated along with various equipment additions and replacements made which were required during the year and not included in the original budget. Lawter's capital expenditures for 1996 are estimated at $21,500,000. These expenditures include the completion of a multi-year project for the new polymer facility in Europe as well as additions to and modernization of existing facilities elsewhere. The Company currently anticipates using externally generated funds for the majority of these capital expenditures since it is more cost effective than using internally generated funds.

Results of Operations

Net Sales. The Company's consolidated net sales increased 7% in 1995 when compared to 1994. Domestic average selling prices increased 3%, while sales volume decreased 7%, resulting in a 4% decrease in domestic net sales. Reportable European net sales increased 25% as a result of a 5% increase from the sales of Cremona Resine during the first six months of 1995 (the acquisition took place on June 30, 1994), a 5% increase in sales volume, an 8% increase caused by higher exchange rates and a 6% increase in average selling prices. Consolidated net sales increased 11% in 1994 when compared to 1993. Domestic net sales increased 6% due entirely to higher sales volume. Reportable European net sales, which included the sales of Cremona Resine since the date of its acquisition on June 30, 1994, increased 16% as a result of a 20% increase in sales volume and a 2% increase in average exchange rates, partially offset by a 5% decrease in average selling prices due to product mix. Excluding Cremona Resine sales, the European sales volume would have shown an increase of 13% and average selling prices a decrease of 3% due to product mix.

Gross Margins. Gross margins as a percent of sales were 20.6%, 29.4% and 25.4% for 1995, 1994 and 1993, respectively. The 1995 gross margin was decreased by $5,658,000 in restructuring charges and $4,303,000 in other charges. During the fourth quarter of 1995, the Company made a detailed review of all of its manufacturing facilities and determined that certain facilities would be closed and others would have their production reduced because of the Company's new manufacturing facilities. As a result, a restructuring charge was recorded for the consolidating of manufacturing facilities, primarily in Europe, which will be incurred in conjunction with the completion of the new manufacturing facility in Europe in 1996. This restructuring charge should result in reduced manufacturing costs in the future. Other charges include: 1) Write down of inventory to net realizable value - $1,368,000. This charge was the result of a review made during the fourth quarter of 1995 which disclosed that certain inventory would have to be reprocessed or sold at a price below the recorded book value. 2) Write off of the book value of a previously decomissioned manufacturing facility - $1,235,000. During the fourth quarter of 1995, the Company determined it may not be able to sell this property and therefore its book value was written off. 3) Disputed charges on a raw material - $1,100,000. This represents disputed charges on a specific raw material which the Company determined, in the fourth quarter of 1995, it may be responsible for. 4) Other smaller items - $600,000. Excluding the above charges, the gross margin for 1995 would have been 25.5%. The lower gross margin for 1995 when compared to 1994, excluding the above charges, was caused principally by higher raw material costs not fully offset by selling price increases, LIFO inventory adjustments and the startup costs associated with the new U.S. resin plant. The 1993 gross margin was lower than 1994 due mainly to the following charges. 1) Voluntary waste disposal - $3,405,000. These charges were due to the Company evaluating its current onsite incineration cost and efficiency versus the cost of offsite waste disposal. During the fourth quarter of 1993, a decision was made to transition waste disposal to an approved offsite landfill. 2) Refurbishing and cleaning waste water treatment facilities - $3,145,000. These charges were due to a detailed review made of these facilities during the fourth quarter of 1993 which disclosed that they were not as effective as desired. At that time, a decision was made to refurbish and clean these facilities. 3) Inventory obsolescence - $1,000,000. These charges were due to a review made during the fourth quarter of 1993 which disclosed that certain inventory was not reworkable and would have to be disposed. 4) Disputed utility charges -$865,000.

This was due to a dispute on utility meter readings at one location. 5) Other smaller items -$350,000. There was no material beneficial or adverse effect to future operations as a result of these charges. Excluding the above charges, the gross margin for 1993 would have been 30.5%. The lower gross margin in 1994 when compared to 1993, excluding the above charges, was caused primarily by higher raw material costs not fully offset by selling price increases.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include foreign transaction exchange gains/(losses) of $169,000 in 1995, $(85,000) in 1994 and $411,000 in 1993. These transaction gains and losses result mainly from the effect of the foreign exchange rate fluctuations on transactions of the foreign subsidiaries that are denominated in currencies other than the subsidiaries' functional currencies. Excluding these transaction gains and losses, selling, general and administrative expenses as a percent of sales were 12.4%, 10.9% and 11.1% in 1995, 1994 and 1993, respectively. Also included in the 1995 selling, general and administrative expenses are restructuring costs of $2,791,000 and various other charges of $900,000 which include employees relocation costs, adjustments to the allowance for doubtful accounts receivable and other smaller items. The restructuring costs are for personnel redundancy, primarily in Europe, which is part of the restructuring plan implemented in the fourth quarter of 1995 to streamline operations with consolidation of the European facilities. These charges should result in reduced operating costs in the future. Excluding these charges, selling, general and administrative expenses as a percent of sales would have been 10.6%. When compared to 1994 and 1993, the lower percentage in 1995 excluding these charges resulted primarily from sales increasing at a higher rate than general and administrative expenses.

Investment Income. Investment income increased in 1995 when compared to 1994 due primarily to $2,002,000 in net gains on marketable securities in 1995 compared to $349,000 in net losses in 1994 along with increased equity earnings in Hach Company, partially offset by increased interest expense from borrowings to finance the new plant in Europe and to satisfy U.S. working capital requirements. Investment income in 1994 increased slightly when compared to 1993 principally as a result of higher interest rates and increased equity earnings from the investment in Hach Company offset by $349,000 in net losses on the sales of marketable securities in 1994 versus $929,000 in realized gains on the sales of marketable securities offset by a $513,000 write down of marketable securities to market in 1993.

Income Taxes. The effective tax rates for 1995, 1994 and 1993 were 29.9%, 25.9% and 96.6%, respectively. The higher effective tax rate in 1995 when compared to 1994 was primarily the result of lower foreign earnings, caused by the charges mentioned above, which are taxed at a lower rate. The 1993 tax provision includes an additional U.S. tax provision of $21,600,000 for future repatriation of foreign earnings as more fully described in Note 4 to the consolidated financial statements. Excluding this additional provision, the 1993 effective tax rate would have been 23.3%. This rate was lower than the 1994 rate primarily as a result of lower domestic earnings, caused by the charges mentioned above, which have a higher tax rate and also higher foreign earnings which have a lower tax rate.

Cumulative Effect of Change in Accounting for Income Taxes. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method.

Other Matters. In July 1994, there was an explosion/fire in the warehouse at the new U.S. resin facility. This new resin plant was designed to include the production of a group of new synthetic resins. The accident delayed the introduction of these new products. The Company is adequately insured and, therefore, no significant costs related to the accident were reflected in earnings. This facility continues to increase its production rate in line with expectations.

Effects of Inflation. The Company attempts to minimize the effects of inflation on sales and earnings by appropriately increasing selling prices and pursuing ongoing cost control programs and productivity improvements. The effects of inflation were minimized through increased manufacturing efficiencies and cost controls in 1993. During 1994 and 1995, there was a tightening of supply of some important raw materials and their prices increased. These increases have been difficult to fully pass on, in a timely fashion, to Lawter customers. It is felt by management that, as in the past, the Company's new concepts and new products should help stabilize the conditions that have been experienced.

Looking Forward. Lawter management believes that prospects for the Company's growth of future sales and earnings are promising. While our markets continue to be highly competitive, continued emphasis on research and development, and cost effective utilization of our new production facilities, combined with the present program of streamlining operations, will position the Company for both medium and long-term gains in our strategic markets.

Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                                1995(1)     1994(1)      1993(1)      1992        1991
Net Sales                                                             $204,835    $191,056     $172,249     $167,568    $152,893
Gross Profit                                                            42,193      56,162       43,833       51,395      48,396
Selling, General and Administrative Expenses                            25,154      20,970       18,700       20,103      18,254
Operating Income                                                        17,039      35,192       25,133       31,292      30,142
Investment Income                                                        6,170       4,470        4,318        5,271       6,221
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                     23,209      39,662       29,451       36,563      36,363
Provision for Income Taxes                                               6,931      10,257       28,449(5)     9,548       9,893
Earnings Before Cumulative Effect of Accounting Change                  16,278      29,405        1,002       27,015      26,470
Cumulative Effect of Change in Accounting for
  Income Taxes                                                             ---         ---        4,025(4)       ---         ---
Net Earnings                                                          $ 16,278    $ 29,405     $  5,027     $ 27,015    $ 26,470
Depreciation and Amortization                                         $  5,447    $  4,344     $  4,291     $  4,179    $  3,900
Cash Provided by Operating Activities                                   13,766      23,047       23,811       34,440      23,192
Cash Dividends                                                          17,989      17,951       17,909       17,556      14,947
Capital Expenditures, net                                               21,928      10,613       12,940        7,548       8,902
Gross Property, Plant and Equipment                                    126,406     102,788       87,856       78,491      74,022
Net Working Capital                                                     67,894      85,601       84,249       93,079      86,448
Total Assets                                                           261,474     231,827      209,477      187,334     178,218
Long-Term Obligations                                                    4,100       4,152        4,206        4,858       5,238
Stockholders' Equity                                                   129,361     127,793      110,751      126,656     116,688
Average Shares Outstanding(2)                                           45,018      44,874       44,772       43,913      43,318
Earnings per Share(2):
  Earnings Before Cumulative Effect of
    Accounting Change                                                 $    .36    $    .66     $    .02     $    .62    $    .61
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                           ---         ---          .09(4)       ---         ---
  Net Earnings                                                             .36         .66          .11          .62         .61
Cash Dividends per Share(2)                                                .40         .40          .40          .40         .35
Stockholders' Equity per Share(2)                                         2.87        2.85         2.47         2.88        2.69
Cash Dividends to Net Earnings                                           110.5%       61.0%       356.3%        65.0%       56.5%
Net Earnings to Year End Equity                                           12.6%       23.0%         4.5%        21.3%       22.7%

(1) See Management's Discussion and Analysis for analysis of changes between years.
(2) Average shares outstanding and per share amounts are adjusted to reflect the four-for-three stock splits in 1991, 1990 and 1988.
(3) Restated to reflect the effects of SFAS No. 95 which was adopted in 1988.
(4) Represents cumulative effect on prior years' earnings of adopting SFAS No. 109 which was adopted January 1, 1993.  See Note 4 to the consolidated financial statements.
(5) Includes additional tax provision of $21.6 million for future repatriation of foreign earnings.  See Note 4 to the consolidated financial statements.

                                       -8-

Ten Year Financial Summary
(in thousands, except per share figures)
Years Ended December 31                                               1990         1989         1988         1987        1986
Net Sales                                                             $150,005     $136,006     $125,818     $112,018    $103,515
Gross Profit                                                            46,362       38,624       38,949       34,556      30,332
Selling, General and Administrative Expenses                            18,682       16,122       14,751       11,960      10,631
Operating Income                                                        27,680       22,502       24,198       22,596      19,701
Investment Income                                                        4,963        3,929        3,173        1,952       1,175
Earnings Before Income Taxes and Cumulative Effect of
  Accounting Change                                                     32,643       26,431       27,371       24,548      20,876
Provision for Income Taxes                                               9,223        6,963        6,520        7,847       7,931
Earnings Before Cumulative Effect of Accounting Change                  23,420       19,468       20,851       16,701      12,945
Cumulative Effect of Change in Accounting for
  Income Taxes                                                             ---          ---          ---          ---         ---
Net Earnings                                                          $ 23,420     $ 19,468     $ 20,851     $ 16,701    $ 12,945
Depreciation and Amortization                                         $  3,521     $  3,550     $  3,410     $  3,193    $  2,908
Cash Provided by Operating Activities                                   34,240       20,388       15,796       22,726(3)   19,701(3)
Cash Dividends                                                          12,582       12,561       12,403        9,820       9,791
Capital Expenditures, net                                                6,198        3,073        4,524        1,405(3)    1,581(3)
Gross Property, Plant and Equipment                                     66,271       57,421       54,282       49,503      45,560
Net Working Capital                                                     82,560       70,200       62,807       59,719      45,087
Total Assets                                                           153,500      133,988      125,210      109,917      93,392
Long-Term Obligations                                                    5,137        5,083        4,810        4,682       4,738
Stockholders' Equity                                                   105,090       87,752       79,521       69,458      55,191
Average Shares Outstanding(2)                                           43,011       42,940       42,267       41,673      41,444
Earnings per Share(2):
  Earnings Before Cumulative Effect of
    Accounting Change                                                 $    .54     $    .45     $    .49     $    .40    $    .31
  Cumulative Effect of Change in Accounting for
    Income Taxes                                                           ---          ---          ---          ---         ---
  Net Earnings                                                             .54          .45          .49          .40         .31
Cash Dividends per Share(2)                                                .29          .29          .29          .24         .24
Stockholders' Equity per Share(2)                                         2.44         2.04         1.88         1.67        1.33
Cash Dividends to Net Earnings                                            53.7%        64.5%        59.5%        58.8%       75.6%
Net Earnings to Year End Equity                                           22.3%        22.2%        26.2%        24.0%       23.5%

(1) See Management's Discussion and Analysis of changes between years.
(2) Average shares outstanding and per share amounts are adjusted to reflect the four-for-three stock splits in 1991, 1990 and 1988.
(3) Restated to reflect the effects of SFAS No. 95 which was adopted in 1988.
(4) Represents cumulative effect on prior years' earnings of adopting SFAS No. 109 which was adopted January 1, 1993. See Note 4 to the consolidated financial statements.
(5) Includes additional tax provision of $21.6 million for future repatriation of foreign earnings. See Note 4 to the consolidated financial statements.

Consolidated Balance Sheets
Assets
(in thousands, except share and per share figures)
December 31                                                 1995        1994
Current Assets:
Cash (Note 1)                                           $  9,865    $  8,063
Time Deposits, Interest Bearing (Note 1)                  53,815      58,724
Marketable Securities (Note 1)                             6,481       4,473
Accounts Receivable - less allowance for
  possible losses of $636 in 1995 and $415 in 1994        42,557      43,327
Inventories (Note 1)                                      45,177      32,803
Prepaid Expenses                                           2,222       2,739
  Total Current Assets                                   160,117     150,129
Property, Plant and Equipment (Notes 1 and 7):
Land                                                       7,639       2,943
Buildings                                                 26,085      20,466
Machinery and Equipment                                   79,661      66,159
Construction in Progress                                  13,021      13,220
                                                         126,406     102,788
Less Accumulated Depreciation                             55,505      50,323
  Net Property, Plant and Equipment                       70,901      52,465
Equity Investment (Note 6)                                22,312      20,139
Other Assets (Note 1)                                      8,144       9,094
  Total                                                 $261,474    $231,827

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

Liabilities and Stockholders' Equity
(in thousands, except share and per share figures)
December 31                                                 1995        1994
Current Liabilities:
Accounts Payable and Accrued Expenses (Note 8)          $ 44,025    $ 33,217
Short-Term Borrowings (Note 10)                           39,983      18,504
Income Taxes Payable                                       8,215      12,807
  Total Current Liabilities                               92,223      64,528
Long-Term Obligations (Note 7)                             4,100       4,152
Deferred Income Taxes (Note 4)                            35,790      35,354
  Total Liabilities                                      132,113     104,034

Stockholders' Equity (Note 3):
Preferred Stock - no par value, authorized 500,000
  shares; none issued                                        ---         ---
Common Stock - $1.00 par value, authorized 120,000,000
  shares; issued 45,066,386 shares                        45,066      44,924
Additional Paid-in Capital                                 8,036       6,955
Retained Earnings (Note 1)                                79,218      80,929
Cumulative Translation Adjustments (Note 1)               (2,914)     (5,015)
Other                                                        (45)        ---
  Total Stockholders' Equity                             129,361     127,793
  Total                                                 $261,474    $231,827

The accompanying notes to the consolidated financial statements are and integral part of these balance sheets.

Consolidated Statements of Earnings
(in thousands, except per share figures)
Years Ended December 31                              1995      1994      1993
Net Sales                                        $204,835  $191,056  $172,249
Cost of Products Sold                             162,642   134,894   128,416
Gross Profit                                       42,193    56,162    43,833
Selling, General and Administrative Expenses       25,154    20,970    18,700
Operating Income                                   17,039    35,192    25,133
Investment Income                                   6,170     4,470     4,318
Earnings Before Income Taxes and Cumulative
  Effect of Accounting Change                      23,209    39,662    29,451
Provision for Income Taxes (Notes 1 and 4)          6,931    10,257    28,449
Earnings Before Cumulative Effect of
  Accounting Change                                16,278    29,405     1,002
Cumulative Effect of Change in
  Accounting for Income Taxes (Note 4)                ---       ---     4,025
Net Earnings                                     $ 16,278  $ 29,405  $  5,027
Earnings per Share (Note 1):
  Earnings Before Cumulative Effect of
    Accounting Change                            $   0.36  $   0.66  $   0.02
  Cumulative Effect of Change in
    Accounting for Income Taxes (Note 4)              ---       ---      0.09
  Net Earnings                                   $   0.36  $   0.66  $   0.11

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
(in thousands)
Years Ended December 31                              1995      1994      1993
Cash Flow from Operating Activities:
  Net Earnings                                    $16,278   $29,405   $ 5,027
Adjustments to Reconcile Net Earnings
  to Net Cash Provided by Operating Activities-
  Depreciation and Amortization                     5,447     4,344     4,291
  Deferred Income Taxes                               425    (1,130)   17,118
  Undistributed Equity Income                      (2,236)   (2,125)   (1,998)
  Deferred Exchange Gain (Loss)                      (575)     (145)     (524)
  Purchase of Marketable Securities                (3,179)   (2,299)  (14,214)
  Proceeds from Sales of Marketable Securities      3,173     3,069     9,469
  Net (Gain) Loss from Marketable Securities       (2,002)      349      (416)
(Increase) Decrease in Current Assets-
  Accounts Receivable                               1,733    (7,658)   (5,145)
  Inventories                                     (11,484)   (4,345)      184
  Prepaid Expenses                                    585    (1,112)     (616)
Increase (Decrease) in Current Liabilities-
  Accounts Payable and Accrued Expenses            10,180       257    11,795
  Income Taxes Payable                             (4,579)    4,437       371
  Deferred Income Taxes                               ---       ---    (1,531)
Net Cash Provided by Operating Activities          13,766    23,047    23,811
Cash Flow from Investing Activities:
  Expenditures for Property, Plant
    and Equipment, net                            (21,928)  (10,613)  (12,940)
  Purchase of Business, net of cash                   ---    (6,344)      ---
  Loans to Officers                                  (200)      (83)     (436)
  Repayment of Officers' Loans                        155     3,422        37
Net Cash Used for Investing Activities            (21,973)  (13,618)  (13,339)
Cash Flow from Financing Activities:
  Exercise of Stock Options                         1,223       808       995
  Principal Payments on Long-Term Obligations         (52)      (54)   (4,656)
  Proceeds from Long-Term Borrowings                  ---       ---     4,000
  Payment of Short-Term Borrowings                 (1,055)   (3,328)      ---
  Proceeds from Short-Term Borrowings              22,468       ---    12,033
  Cash Dividends Paid                             (17,989)  (17,951)  (17,909)
Net Cash Provided by
  (Used for) Financing Activities                   4,595   (20,525)   (5,537)
Effect of Exchange Rate Changes on Cash               505       395      (350)
Increase (Decrease) in Cash and Equivalents        (3,107)  (10,701)    4,585
Cash and Equivalents, Beginning of Year            66,787    77,488    72,903
Cash and Equivalents, End of Year                 $63,680   $66,787   $77,488

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
(in thousands, except per share figures)
                                Common           Additional     Retained      Cumulative      Other
Years Ended December 31,        Stock            Paid-in        Earnings      Translation
1993, 1994 and 1995             $1 Par Value     Capital                      Adjustments

Balance, January 1, 1993        $44,682          $ 5,394        $82,357       $(2,837)        $(2,940)
Add (deduct):
  Net Earnings                      ---              ---          5,027           ---             ---
  Cash Dividends Declared
    $0.40 per share                 ---              ---        (17,909)          ---             ---
  Exercise of Stock Options         129              866            ---           ---             ---
  Loans to Officers (Note 3)        ---              ---            ---           ---            (399)
  Foreign Currency
    Translation Adjustments         ---              ---            ---        (3,619)            ---
Balance, December 31, 1993       44,811            6,260         69,475        (6,456)         (3,339)
Add (deduct):
  Net Earnings                      ---              ---         29,405           ---             ---
  Cash Dividends Declared
    $0.40 per share                 ---              ---        (17,951)          ---             ---
  Exercise of Stock Options         113              695            ---           ---             ---
  Loans to Officers (Note 3)        ---              ---            ---           ---           3,339
  Foreign Currency
    Translation Adjustments         ---              ---            ---         1,441             ---
Balance, December 31, 1994       44,924            6,955         80,929        (5,015)            ---
Add (deduct):
  Net Earnings                      ---              ---         16,278           ---             ---
  Cash Dividends Declared
    $0.40 per share                 ---              ---        (17,989)          ---             ---
  Exercise of Stock Options         142            1,081            ---           ---             ---
  Loans to Officers (Note 3)        ---              ---            ---           ---             (45)
  Foreign Currency
    Translation Adjustments         ---              ---            ---         2,101             ---
Balance, December 31, 1995      $45,066           $8,036        $79,218       $(2,914)          $ (45)

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

Foreign Currency Translation
All assets and liabilities of operations denominated in foreign currencies are translated at the rates of exchange in effect at the close of the year. Revenue and expense accounts are translated at the average exchange rates which were in effect during the year. Translation gains and losses are reported as a separate component of stockholders' equity and are not included in net earnings.
Foreign currency transaction gains and losses continue to be an element in determining net earnings for the period. Foreign currency transaction gains (losses), included in selling, general and administrative expenses, were $169,000 in 1995, $(85,000) in 1994 and $411,000 in 1993. Revenues and expenses are also affected by fluctuations of currency rates from year to year. The effect of these rate fluctuations in 1995 when compared to 1994 resulted in a favorable impact on operating results in addition to the transaction gains or losses reflected in net earnings. For 1994, the effect of rate changes when compared to 1993 resulted in no significant impact.

Consolidated Statement of Cash Flows
The Company considers time deposits, which are highly liquid with an original maturity of three months or less, to be cash equivalents for purposes of the consolidated statements of cash flows. The carrying amount of cash and time deposits approximates fair market value. The Company paid interest of $2,154,000 in 1995, $990,000 in 1994 and $925,000 in 1993.

Earnings per Share
Earnings per share of common stock are computed on the weighted average shares outstanding during the respective years (45,018,000 shares in 1995, 44,874,000 shares in 1994 and 44,772,000 shares in 1993). Net earnings per share would not be materially different from reported earnings per share if all outstanding stock options were exercised.

Inventories
The majority of the Company's domestic inventories are valued at last-in, first-out (LIFO) cost which is not in excess of net realizable value. The Company's other inventories aggregating $24,511,000 and $19,658,000 at December 31, 1995 and 1994, respectively, are valued at the lower of first-in, first-out (FIFO) cost or market. The finished goods inventories include the cost of raw materials and manufacturing labor and overhead. Inventories are summarized as follows:

(in thousands)                  1995       1994
Finished Goods                  $22,362    $18,437
Raw Materials                    22,815     14,366
                                $45,177    $32,803

If the FIFO inventory valuation method had been used for all inventories, they would have been $6,019,000 and $4,191,000 higher than reported at December 31, 1995 and 1994, respectively.

Research and Development
Research and development costs ($5,320,000 in 1995, $4,821,000 in 1994 and $4,423,000 in 1993) are charged to expense as incurred.

Income Taxes
The Company provides U.S. income taxes on earnings of those foreign subsidiaries which are intended to be remitted to the parent company. In the fourth quarter of 1993, U.S. income taxes were provided on all undistributed earnings of foreign subsidiaries (See Note 4). undistributed earnings reinvested indefinitely in foreign subsidiaries totaled $19,174,000 at December 31, 1995. Income taxes paid during 1995, 1994 and 1993 amounted to $9,419,000, $7,220,000 and $8,497,000, respectively.

Investments
Effective January 1, 1994, Lawter adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1995 and 1994, all of Lawter's marketable securities were classified as trading securities. Trading securities are reported at fair value, with changes in fair value included in earnings. For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. In 1995, the net unrealized holding gain included in income was $2,206,000. The change in net unrealized holding gain or loss during 1994 was not material.

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

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period are affected by these assumptions and estimates. Actual results could differ from these estimates.

Note 2-Retirement Plans

The Company has contributory profit sharing plans and a non-contributory money purchase pension plan. The majority of domestic and Canadian employees are covered by one of these plans.

Company contributions to these plans charged to operations were $530,000 in 1995, $545,000 in 1994 and $514,000 in 1993 and are funded on a current basis. There is no past service liability under these plans.
The Company has no material postretirement or postemployment benefit obligations.

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

Options may be granted at prices not less than the fair market value at the date of grant. Options expire five or ten years from the date of grant and are exercisable one year after the date of grant. A summary of changes in the stock options is shown in the table below.


                                          Shares
                          -------------------------------------
                          Reserved        Granted     Available
Balance,
  January 1, 1994         3,054,866       898,666     2,156,200
  Granted                       ---     1,101,500    (1,101,500)
  Exercised                (112,549)     (112,549)          ---
  Cancelled or expired       (1,286)      (17,286)       16,000
Balance,
  December 31, 1994       2,941,031     1,870,331     1,070,700
  Authorized                300,000           ---       300,000
  Granted                       ---       388,500      (388,500)
  Exercised                (142,657)     (142,657)          ---
  Cancelled or expired       (2,361)      (95,861)       93,500
Balance,
  December 31, 1995       3,096,013     2,020,313     1,075,700
Exercisable,
  December 31, 1995                     1,631,813


Additional information under the stock option plans is shown below:

                                                  Option Price
                                            --------------------------
                            Number of       Per
                            Shares          Share          Total
Options outstanding         2,020,313       $ 9.29 to      $23,930,933
  December 31, 1995                          14.38
Exercised 1994                112,549         6.62 to          857,533
                                             10.41
Exercised 1995                142,657         6.62 to        1,223,682
                                             12.25
Became exercisable 1994        31,500        12.38 to          414,750
                                             13.75
Became exercisable 1995     1,358,050        11.13 to       16,672,644
                                             14.38

Note 4-Provision for Income Tax

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as required by the Financial Accounting Standards Board which resulted in a benefit of $4,025,000. The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method.
In 1993, the Company provided taxes for past undistributed earnings of foreign subsidiaries. The Company had, through the end of 1993, accumulated $70,500,000 of foreign earnings which were deemed permanently reinvested abroad. These earnings have be en exempt from local taxes or taxed at rates lower than the U.S. tax rate and no additional tax provision had been required.
At a meeting held on January 7, 1994, the Board of Directors discussed this issue at length and determined that it was now in the best interest of the Company to make these funds available to the U.S. parent for working capital, capital expenditures and potential U.S. acquisitions. As a result, the Company reported an additional charge of $21.6 million for U.S. taxes in 1993. This charge was equivalent to 48 cents per share. The Company is not required to pay these taxes until the funds are actually remitted to the U.S. Parent.

Pre-tax earnings were as follows:
(in thousands)                 1995          1994           1993
United States                  $13,393       $20,188        $12,629
Foreign                          9,816        19,474         16,822
                               $23,209       $39,662        $29,451



The provisions (benefits) for income taxes were as follows:
(in thousands)                 1995          1994           1993
Currently payable:
  United States:
    Federal                    $4,082        $ 7,655        $ 4,976
    State                       1,060          1,083            344
  Foreign                       1,353          2,622          2,103
Total Current                   6,495         11,360          7,423
Deferred (principally U.S.):
  Excess of tax over
    book depreciation             442            220            300
  Undistributed earnings
    of the equity investment      782            744            721
  Undistributed earnings of
    foreign subsidiaries       (1,485)        (2,917)        21,600
  Environmental expenditures      138            486         (1,330)
  Other                           559            364           (265)
Total Deferred                    436         (1,103)        21,026
                               $6,931        $10,257        $28,449

Temporary differences that gave rise to the deferred tax liability at December 31, 1995 were as follows:
(in thousands)
Undistributed earnings of foreign subsidiaries              $28,661
Undistributed earnings of the equity investment               5,244
Excess of tax over book depreciation                          3,574
Environmental expenditures                                   (1,104)
Other                                                          (585)
                                                            $35,790

The Company's earnings from the manufacturing operation in Waterford, Ireland were tax exempt until 1990 and will have a 10% tax rate through 2010.
The total "Provision for Income Taxes" represents an effective tax rate of 29.9% for 1995, 25.9% for 1994 and 96.6% for 1993. The differences from the U.S. statutory rate for 1995, 1994 and 1993 were as follows:

(in thousands)                                    1995     1994      1993
Computed tax provision at 35%                     $8,123   $13,882   $10,308
Increase (decrease) in tax provision
  resulting from:
  Waterford, Ireland operation                    (1,947)   (2,604)   (2,627)
  Inclusion of state & local income taxes
    (net of Federal income taxes)                    689       679       193
  Other foreign operations                         1,009      (581)     (533)
  Undistributed earnings of foreign subsidiaries     ---       ---    21,600
  Other                                             (943)   (1,119)     (492)
Provision for Income Taxes                        $6,931   $10,257   $28,449

Notes to the Consolidated Financial Statements Continued

Note 5-Restructuring Charges

In December 1995, the Company implemented a restructuring plan that resulted in a fourth quarter pretax charge of $8,449,000, of which $5,658,000 was included in Cost of Products Sold and $2,791,000 was included in Selling, General and Administrative Expenses. The charge was taken to cover the one-time costs of consolidating manufacturing facilities (primarily in Europe), reduction of personnel and disposal of certain assets. Personnel reductions have already become effective at certain location s and should ultimately approximate 20% of the total work force. As of December 31, 1995, $275,000 of these charges were utilized in connection with the personnel reductions. The restructuring actions are expected to be completed by the end of 1996. These actions are intended to streamline operations, reduce costs and position the Company for increased growth and profitability in the future.

Note 6-Equity Investment

At December 31, 1995, the Company owned 3,157,223 shares, representing approximately 27% of the outstanding shares, of the Common Stock of Hach Company
(Hach). The closing price on NASDAQ at December 31, 1995 was $17.25 per share. The investment in Hach is accounted for under the equity method. Income and other transactions in this investment were not material to the consolidated financial statements of the Company.

Hach is a leading international manufacturer of instruments and test kits that analyze the chemical content and other properties of water and other aqueous solutions. In addition, Hach sells analytical reagents which are used in connection with the instruments and test kits.

Note 7-Long-Term Obligations

Long-term obligations were as follows:

(in thousands)                          1995          1994
Series 1993-LI IDB Bond                 $4,000        $4,000
Series 1978-A IDB Bond                     150           200
Less - Current portion in
accounts payable                           (50)          (50)
Net long-term bonds payable              4,100         4,150
Other long-term obligations                ---             2
Total long-term obligations             $4,100        $4,152

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments." SFAS No. 107 requires disclosure of the fair value of significant financial instruments, including long-term obligations. At December 31, 1995, the fair value of Lawter's long-term obligations was not materially different than cost.

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

Costs capitalized under these leases were $8,500,000 as of December 31, 1995 and 1994. The capitalized costs are being depreciated over the estimated useful lives of the individual assets.

At December 31, 1995, the future lease payments under the capitalized leases relating to the Industrial Revenue Bonds are as follows:

(in thousands)
1996                        $  331
1997                           327
1998                           270
1999                           270
2000                           270
Later years                  6,400
Total minimum
  lease payments             7,868
Less interest               (3,718)
Present value of minimum
  lease payments            $4,150

Operating leases are not significant.

Notes to the Consolidated Financial Statements Continued

Note 8-Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses were as follows:
(in thousands)                                       1995        1994
Trade Accounts Payable                               $24,105     $19,972
Accrued Environmental Expenditures                     4,313       4,838
Accrued Compensation and Benefits                      4,755       2,867
Accrued Taxes, Other                                   2,903       1,920
Other Accrued Liabilities                              7,949       3,620
                                                     $44,025     $33,217

Note 9-Segment Information

A dominant portion of Lawter's operations is in a single industry-specialty chemicals. Within this industry, Lawter is principally engaged in the production and marketing of printing ink vehicles, slip additives, synthetic and hydrocarbon resins, thermographic compounds, and fluorescent pigments and coatings.

Lawter's total business is broken down into three geographical areas: Domestic, Europe and Other Foreign. Other Foreign includes the Company's operations in Australia, Canada, China, Hong Kong, Japan, Singapore and Taiwan which, individually, are not considered to be significant as defined by SFAS No. 14. The Company sells its products to both large and small ink companies. Lawter is a major supplier of printing ink vehicles and resins for printing inks and, therefore, sells substantial quantities to larger ink companies around the world. One customer whose purchases are made for a wide variety of specialized products at multiple locations through numerous companies in various countries approximated eighteen percent of sales in 1995, nineteen percent of sales in 1994 and eighteen percent of sales in 1993.

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

Information about the Company's operations for the years ended December 31, 1995, 1994 and 1993 is shown in the table below.

(in thousands)                         1995      1994      1993
Net Sales:
Domestic                               $94,657   $98,628   $93,649
Europe                                  94,071    74,974    64,008
Other Foreign                           16,107    17,454    14,592
  Total                                204,835   191,056   172,249
Earnings Before Tax:
Domestic                                12,206    20,263    12,142
Europe                                   4,687    13,887    12,460
Other Foreign                            1,959     2,746     2,260
Corporate                                4,357     2,766     2,589
  Total                                 23,209    39,662    29,451
Identifiable Assets:
Domestic                                69,176    62,724    53,782
Europe                                  83,812    58,514    40,078
Other Foreign                           17,091    17,675    15,833
Corporate                               91,395    92,914    99,784
  Total                               $261,474  $231,827  $209,477

Note 10-Commitments and Contingencies

The Company has unsecured lines of credit for borrowings of $225,000,000 at December 31, 1995. During 1995, average borrowings were $30,765,000 against these lines of credit and the weighted average interest rate was 6.23%. In 1994, average borrowing s were $20,536,000 and the weighted average interest rate was 4.77%. In 1993, average borrowings were $5,442,000 and the weighted average interest rate was 3.78%. There are no commitment fees or compensating balance requirements relating to these lines of credit.

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

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Lawter International, Inc.:

We have audited the accompanying consolidated balance sheets of Lawter International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement s based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lawter International, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 4 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chicago, Illinois,
February 8, 1996.

Directory
International Headquarters
Lawter International, Inc.
990 Skokie Boulevard, Northbrook, Illinois 60062
(847) 498-4700, Facsimile (847) 498-0066

Principal Companies and Locations  (Incorporated In)

Lawter International, Inc. (Delaware)
  Bell, California
  Norcross, Georgia
  Northbrook, Illinois
  Skokie, Illinois
  South Kearny, New Jersey
  Cincinnati, Ohio
  La Vergne, Tennessee
  Pleasant Prairie, Wisconsin

  Ampac Products and
  Dyall Products Division
    Skokie, Illinois
    Pleasant Prairie, Wisconsin
  Krumbhaar Division and
  Southern Resins Division
    Moundville, Alabama
  Japanese Branch
    Saitama, Japan
  Taiwanese Branch
    Taipei, Taiwan, R.O.C.
  Ecovar, Inc. (Delaware)
    La Vergne, Tennessee
  Virkotype Corporation (Delaware)
    Skokie, Illinois
    Plainfield, New Jersey
  Lawter International FSC,
    Limited (Jamaica)
    Kingston, Jamaica
  Lawter International (Australasia)
  Pty. Limited (Australia)
    Melbourne, Australia
  Lawter International, N.V. (Belgium)
    Lokeren, Belgium
  Lawter International (Canada)Inc. (Canada)
    Rexdale, Ontario, Canada
  Lawter International, Ltd.
    (Tianjin)P.R.C. (Peoples Republic of China)
    Tanggu, Peoples Republic of China
  Lawter International, A.p.S. (Denmark)
    Koge, Denmark
  Lawter International, Sarl (France)
    Charenton-le-Pont, France
  Lawter International, GmbH (Germany)
    Frechen, Germany
  Lawter International (Hong Kong) Ltd. (Hong Kong)
    Hong Kong, Hong Kong
  Lawter International, Limited (Great Britain)
    Bicester, Oxon, England
  Lawter International (Italia), Srl (Italy)
    Cremona Resine Division
    Cremona, Italy
  Lawter International, B.V. (Netherlands)
    Waterford, Ireland
  Lawter Antilles, N.V. (Netherlands Antilles)
    Curacao, Netherlands Antilles
  Lawter International Products
    Pte. Ltd. (Singapore)
    Jurong Town, Singapore
  Lawter International (Proprietary)
    Limited (South Africa)
    Ndabeni, South Africa
  Lawter International, S.A. (Spain)
    Barcelona, Spain