Form 10-K405, Exhibit 13
period 1996-12-31
LAWTER INTERNATIONAL INC
filed 1997-03-25
CIK 58091

                                                                   Exhibit 13

Common Stock Prices

Quarter               1996                  1995
First               $12 1/8-10 3/8       $13 3/8-11 1/2
Second               12 1/2-10 1/2        14 3/8-11 3/4
Third                12 1/2-11            12 1/8-10 7/8
Fourth               13-11 1/8            12-    10 1/4

Dividends Per Common Share

Quarter               1996                  1995
First                 $.10                  $.10
Second                 .10                   .10
Third                  .10                   .10
Fourth                 .10                   .10



Principal Products

Lawter International, Inc. is the world's leading developer and manufacturer of specialty polymers that form the backbone of printing ink. We make it possible to apply inks and coatings to paper, plastic, metal and other surfaces more quickly and accurately, with faster drying, so presses can run at higher speeds using inks that require less pigment, produce less waste, and offer better performance characteristics such as gloss, brightness, and rub or scratch-resistance.

Lawter products include printing ink vehicles, slip additives and resins as well as fluorescent pigments, and additives for coatings, adhesives and rubber compounding.

Printing ink vehicles are fluid gelled compositions which provide to lithographic and letterpress printing inks the ability to carry color onto a variety of printing surfaces. They influence quality, gloss, drying speed, adhesion, rub resistance and press speed.

Slip additives are used in printing inks to provide additional surface slip and rub resistance to the ink film.

Synthetic and hydrocarbon resins are used in the production of adhesives, liquid printing inks and printing ink vehicles, rubber compounds, paints and various coatings to improve durability, chemical resistance, appearance, adhesion and speed of drying.

We develop, produce and market products for ink manufacturers and other customers using proprietary technologies and modern manufacturing facilities in North America, Europe and the Pacific Rim. Lawter was founded in 1940.