Form 10-K, Exhibit 13
period 1997-12-31
LAWTER INTERNATIONAL INC
filed 1998-03-27
CIK 58091

Exhibit 13

Common Stock Prices


Quarter                         1997                     1996
                         High          Low        High          Low
First                    $12 3/4       11 1/4     $12 1/8       10 3/8
Second                    12 5/8       10 5/8      12 1/2       10 1/2
Third                     14 1/8       12 1/8      12 1/2       11
Fourth                    12 1/2       10 5/8      13           11 1/8

Dividends Per Common Share

Quarter                         1997                     1996
First                           $.10                     $.10
Second                           .10                      .10
Third                            .10                      .10
Fourth                           .10                      .10



Principal Products

Lawter International, Inc. is the world's leading provider of specialty polymers used to enhance the performance of printing inks and coatings. Our products form the backbone of printing inks, and they make it possible to apply inks and coatings to paper, plastic, metal and other surfaces more quickly and accurately and with faster drying. They also make it possible for presses to run at higher speeds using inks that require less pigment, produce less waste, and offer better performance characteristics such as gloss, brightness, and rub or scratch-resistance.

Our products include printing ink vehicles, slip additives and resins, as well as additives for coatings, adhesives and rubber compounding. Printing ink vehicles are fluid and gelled compositions which provide to lithographic and letterpress printing inks the ability to carry color onto a variety of printing surfaces. They influence quality, gloss, drying speed, adhesion, rub-resistance and press speed. Slip additives are used in printing inks to provide additional surface slip and rub resistance to the ink film. Synthetic and hydrocarbon resins are used in the production of adhesives, liquid printing inks and printing ink vehicles, rubber compounds, paints and various coatings to improve durability, chemical resistance, appearance, adhesion and speed of drying.

We develop, produce and market products for ink manufacturers and other customers using proprietary technologies and modern manufacturing facilities in North America, Europe and the Pacific Rim. Lawter was founded in 1940.