Form 10-K, Exhibit 13
period 1998-12-31
LAWTER INTERNATIONAL INC
filed 1999-03-30
CIK 58091

Exhibit 13

About Lawter International, Inc.

Our Company

As the world's leading supplier of specialty polymers to the graphic arts industry, Lawter International defines the standard for innovation, quality and service. Founded in 1940, Lawter has grown to an international corporation with more than 600 employees in 10 countries, working as a team to develop, manufacture and market products that are continually exceeding expectations for performance.

Our Markets

Lawter produces printing ink vehicles, resins and slip additives, as well as additives for coatings and adhesives. Printing ink vehicles are fluid and gelled compositions that allow lithographic and letterpress printing inks to apply color and coatings to paper, plastic, metal and other surfaces. They influence critical production issues such as print quality, gloss, drying speed, adhesion, rub resistance and press speed. Lawter synthetic and hydrocarbon resins are used in the production of adhesives, liquid printing inks and printing ink vehicles, rubber compounds and paints and coatings to improve durability, chemical resistance, appearance, adhesion and drying speed.

Our Products

Lawter products are sold worldwide to ink manufacturers and other customers involved in developing specialty inks, paints, coatings and adhesives. These are growth markets, driven by rising demand for everyday products such as newspapers and printed publications, packaging and wrapping. The market for inks is expected to grow by more than 20 percent worldwide over the next five years.

Our Strategic Advantage

Traditionally, Lawter has delivered superior products at competitive prices. Over the past few years, the company has invested more than $100 million in state-of-the-art research and development and manufacturing facilities in America, Europe and Asia, supporting a strategic growth plan for the future. Today, with proprietary technologies, modern facilities, a global presence and a progressive corporate culture, Lawter is in a unique position to develop stronger customer relationships and expand into new markets.